Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
AMONG
IVY HOLDINGS INC.,
IVY MERGER SUB CORP.
AND
PROSPECT MEDICAL HOLDINGS, INC.
Dated as of August 16, 2010

TABLE CONTENTS

i

3.26 Regulatory Matters	28

ARTICLE IV Representations and Warranties of Parent and Merger Sub	31

4.1 Corporate Organization	31
4.2 Authority Relative to this Agreement	32
4.3 Consents and Approvals; No Violations	32
4.4 Ownership and Operations of Parent and Merger Sub	33
4.5 Litigation	33
4.6 Sufficient Funds	33
4.7 Information in the Proxy Statement and Schedule 13E-3	33
4.8 Fund Guarantee	34
4.9 Brokers	34
4.10 Investigation and Agreement by Parent and Merger Sub; No Other Representations or Warranties	34
4.11 Ownership of Company Common Stock	35
4.12 Financial Condition of Merger Sub	35

ARTICLE V Conduct of Business Pending the Merger	35

5.1 Conduct of Business by the Company	35

ARTICLE VI Covenants	38

6.1 Proxy Statement and Schedule 13E-3; Stockholders Meeting	38
6.2 Other Filings	39
6.3 Reasonable Best Efforts	40
6.4 Solicitation; Change in Recommendation	40
6.5 Officers’ and Directors’ Indemnification	46
6.6 Access to Information; Confidentiality	49
6.7 Public Announcements	49
6.8 Revolver Financing	50
6.9 Adoption by Parent	50
6.10 Notification of Certain Matters	50
6.11 Change in Control Offer	51
6.12 Backstop Commitment Letter	51
6.13 Stock Option Agreements	51
6.14 Warrant Amendments	51
6.15 Note Indenture	51
6.16 Employee Benefits Matters	51
6.17 Rule 16b-3	52

ARTICLE VII Conditions to the Merger	52

7.1 Conditions to the Obligations of Each Party to Effect the Merger	52
7.2 Conditions to Obligations of Parent and Merger Sub	53
7.3 Conditions to Obligations of the Company	54

ii

ARTICLE VIII Termination, Amendment and Waiver	55

8.1 Termination	55
8.2 Effect of Termination	56
8.3 Fees and Expenses	57
8.4 Amendment	58
8.5 Extension; Waiver	58

ARTICLE IX General Provisions	59

9.1 Notices	59
9.2 Certain Definitions	60
9.3 Terms Defined Elsewhere	66
9.4 Interpretation	69
9.5 Non-Survival of Representations, Warranties, Covenants and Agreements	69
9.6 Entire Agreement; Specific Performance	69
9.7 Assignment; Benefit	70
9.8 Severability	70
9.9 Choice of Law; Consent to Jurisdiction	70
9.10 Expenses	71
9.11 Counterparts	71
9.12 No Personal Liability of Directors, Officers, Owners, Etc.	71
9.13 Company Disclosure Schedule	72
EXHIBITS

Exhibit A	Form of Second Amended and Restated Certificate of Incorporation
Exhibit B	Form of Third Amended and Restated Bylaws
Exhibit C	Fund Guarantee

iii

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated August 16, 2010 is by and among IVY HOLDINGS INC., a Delaware corporation (“Parent”), IVY MERGER SUB CORP., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and PROSPECT MEDICAL HOLDINGS, INC., a Delaware corporation (the “Company”).
          WHEREAS, it is proposed that pursuant to this Agreement, and upon the terms and subject to the conditions set forth herein, Merger Sub will be merged with and into the Company with the Company continuing as the Surviving Corporation (the “Merger,” and together with the other transactions contemplated by this Agreement, the “Transaction”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share of common stock of the Company, par value $.01 per share (the “Company Common Stock”), not owned directly or indirectly by Parent, Merger Sub or the Company and other than Dissenting Shares, will be converted into the right to receive $8.50 in cash, without interest (the “Per Share Merger Consideration”) subject to any withholding of Taxes required by applicable Law;
          WHEREAS, the Board of Directors of the Company (the “Company Board”) has formed a special committee of the Company Board (the “Special Committee”) for the purpose of, among other things, evaluating and making a recommendation to the Company Board with respect to what action should be taken regarding any business combination, including with respect to this Agreement and the Transaction;
          WHEREAS, the Company Board has, acting upon the unanimous recommendation of the Special Committee, and on the terms and subject to the conditions set forth herein, (i) approved this Agreement and the Transaction, including the Merger, (ii) determined that the Transaction, including the Merger, is fair to and in the best interests of the Company and its stockholders, (iii) approved and declared advisable this Agreement and the Transaction, including the Merger, and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement;
          WHEREAS, the Boards of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved and declared advisable this Agreement and the Transaction, including the Merger;
          WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain stockholders of the Company (the “Contributing Stockholders”) are entering into a Contribution and Subscription Agreement dated as of the date of this Agreement (the “Contribution Agreement”), pursuant to which, among other things, the Contributing Stockholders have agreed to contribute, immediately prior to the consummation of the Merger, a portion of their shares of Company Common Stock to Parent (as set forth in the Contribution Agreement) in exchange for shares of common stock of Parent; and
          WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this

Agreement, Parent and the Contributing Stockholders have entered into a Company Stockholder Voting Agreement, dated as of the date of this Agreement (the “Company Stockholder Agreement”), pursuant to which such stockholders have, among other things, agreed (subject to certain exceptions) to vote all of the shares of Company Common Stock that such stockholders own in favor of the adoption of this Agreement.
          NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:
ARTICLE I
The Merger
          1.1 The Merger.
          (a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth herein and in Section 259 of the DGCL.
          (b) At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in the form of Exhibit A hereto and as so amended shall, from and after the Effective Time, be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws of the Company shall be amended so as to read in the form of Exhibit B hereto and as so amended shall, from and after the Effective Time, be the bylaws of the Surviving Corporation until thereafter changed or amended in accordance with the Certificate of Incorporation of the Surviving Corporation or by applicable Law.
          1.2 Effective Time. The Company shall cause an appropriate certificate of merger or other appropriate document (the “Certificate of Merger”) to be duly executed and filed in accordance with the DGCL on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time such Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

          1.3 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on a date to be specified by the parties, such date to be no later than the third Business Day after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, and subject to the satisfaction or waiver of such conditions) (the “Closing Date”), at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, unless another time, date or place is agreed to in writing by the parties hereto.
          1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
          1.5 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
ARTICLE II
Merger Consideration; Conversion of Stock
          2.1 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of Company Common Stock:
          (a) Capital Stock of Merger Sub. Each share of common stock of Merger Sub, par value $.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $.01 per share.

          (b) Cancellation of Company Common Stock Owned Directly or Indirectly by the Company, Parent or Merger Sub. Each outstanding or issued share of Company Common Stock that is owned by the Company as treasury stock or by any wholly owned direct or indirect Subsidiary of the Company and any shares of Company Common Stock owned by Parent, Merger Sub, or by any wholly-owned direct or indirect Subsidiary of Parent (collectively, the “Excluded Shares”) shall, immediately prior to the Effective Time, automatically be canceled and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.
          (c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall automatically be converted into the right to receive cash in an amount equal to the Per Share Merger Consideration. As of the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry shares (“Book-Entry Shares”) representing any such shares of Company Common Stock shall cease to have any rights with respect to such shares, except, in all cases, the right to receive (other than with respect to Excluded Shares and Dissenting Shares) the Per Share Merger Consideration, without interest, upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.2. The right of any holder of any share of Company Common Stock to receive the Per Share Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.
          (d) Treatment of Company Stock Awards.
          (i) (x) Except as set forth in clause (y) below, at the Effective Time, each Company Stock Option under any Company Equity Incentive Plan, including any and all Company Stock Options under the Prospect Medical Holdings Inc., 2008 Omnibus Equity Incentive Plan, shall be canceled and (y) the Company shall use commercially reasonable best efforts to obtain all agreements or consents necessary for each Company Stock Option under the 1998 Plan to be canceled at the Effective Time. In consideration of each such cancellation set forth in clauses (x) and (y) of the previous sentence, the holder thereof shall be entitled to receive a cash payment equal to the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option that are then vested and exercisable immediately prior to the Effective Time (after giving effect to any determination by the Compensation Committee of the Company Board, in its sole discretion, to accelerate the vesting of all or a portion of the number of shares of Company Common Stock subject to such Company Stock Option) and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of such Company Stock Option, less any applicable withholding Taxes. If the exercise price per share of any Company Stock Option is equal to or greater than the Per Share Merger Consideration, then such Company Stock Option shall be canceled at the Effective Time without any cash payment being made in respect thereof, and if any shares of Company Common Stock subject to such a Company Stock Option are unvested and unexercisable immediately prior to the Effective Time, then such Company Stock Option shall be cancelled at the Effective Time to the extent shares of

Company Common Stock are unvested and unexercisable without any cash payment being made in respect thereof. The amount payable pursuant to this Section 2.1(d)(i) is referred to herein as the “Option Merger Consideration”.
          (ii) At the Effective Time, restrictions on each outstanding share of restricted stock issued under any Company Equity Incentive Plans (the “Company Restricted Shares”), will lapse as of such Effective Time and such Company Restricted Shares shall be treated in the same manner as other shares of Company Common Stock pursuant to Section 2.1(c).
          (iii) From and after the Effective Time, the Company Equity Incentive Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the Company Common Stock or the capital stock of any Subsidiary shall be cancelled. The Company shall ensure that, after the Effective Time, no Person shall have any right to acquire any capital stock of the Company or the Surviving Corporation or any other Equity Interest therein (including “phantom” stock or stock appreciation rights), except as set forth herein. The Company Board (or if appropriate, any committee thereof administering the Company Equity Incentive Plans) shall adopt such resolutions or take such other actions as may be required, to effect the foregoing.
          (e) Treatment of Company Warrants. The Company shall use commercially reasonable best efforts to obtain all amendments and modifications necessary for each Company Warrant that is outstanding immediately prior to the Effective Time to cease to represent a right to acquire shares of Company Common Stock at the Effective Time and for each Company Warrant to automatically convert at the Effective Time into the right to receive cash, without interest, equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Warrant, multiplied by (y) the number of shares of Company Common Stock issuable upon exercise of such Company Warrant; provided that if the exercise price per share of any such Company Warrant is equal to or greater than the Per Share Merger Consideration, such Company Warrant shall be canceled at the Effective Time without any cash payment being made in respect thereof. The amount payable pursuant to this Section 2.1(e) is referred to herein as the “Warrant Merger Consideration.”
          2.2 Disposition of Certificates and Book-Entry Shares.
          (a) Paying Agent. Prior to the mailing of the Proxy Statement, the Parent shall appoint, subject to the Company’s prior approval (such approval not to be unreasonably withheld or delayed), a bank or trust company to act as Paying Agent (the “Paying Agent”) for the payment of the Per Share Merger Consideration, the Option Merger Consideration and the Warrant Merger Consideration (collectively, the “Merger Consideration”). Parent will enter into a paying agent agreement with the Paying Agent (the “Paying Agent Agreement”) on customary terms, which terms shall be in form and substance reasonably acceptable to the Company, prior to the Effective Time. At the Effective Time, Parent shall deposit, or cause to be deposited (including by causing the Company and the Company Subsidiaries to deposit) with the Paying Agent, for the benefit of the holders of shares of Company Common Stock (including shares of

Company Common Stock issuable upon exercise of Company Stock Options and the Company Warrants at or prior to the Effective Time), holders of Company Stock Options and holders of Company Warrants, for payment in accordance with Section 2.1, the aggregate Merger Consideration (such total deposited cash being hereinafter referred to as the “Payment Fund”). The Paying Agent shall make payments of the Merger Consideration out of the Payment Fund in accordance with this Agreement and the Paying Agent Agreement. The Payment Fund shall not be used for any other purpose. Any and all interest earned on the Payment Fund shall be paid to Parent.
          (b) Stock Transfer Books. At the Effective Time, the common stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock outstanding immediately prior to the Effective Time on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing ownership of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Company Common Stock, except as otherwise provided for herein. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason (other than Certificates or Book-Entry Shares representing Excluded Shares or Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration. On and after the Effective Time, a holder of a Company Stock Option outstanding immediately prior to the Effective Time shall have only the right to receive the Option Merger Consideration. On or after the Effective Time, a holder of a Company Warrant outstanding immediately prior to the Effective Time shall only have the right to receive the Warrant Merger Consideration.
          (c) Payment Procedures.
          (i) As soon as possible after the Effective Time (but in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Shares that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Excluded Shares) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss shall pass to the Paying Agent, only upon proper delivery of the Certificates or Book-Entry Shares to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Per Share Merger Consideration. Upon the proper surrender of a Certificate or Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the amount of cash payable in respect of the shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares pursuant to the provisions of this Article II, and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
          (d) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed for one (1) year after the Effective Time shall be delivered to the Surviving Corporation (including any interest received with respect thereto), and any holders of shares of Company Common Stock, Company Restricted Shares, Company Warrants or Company Stock Options prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company and only as general creditors thereof for payment of the Per Share Merger Consideration, the Option Merger Consideration or the Warrant Merger Consideration, as applicable.
          (e) No Liability. None of Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of any Merger Consideration properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent or the Surviving Corporation; provided, however, that the Payment Fund shall not be invested in any manner that would preclude, limit or delay the Paying Agent from timely making all payments contemplated by this Article II; and provided, further, that, if invested, such investments shall be in short-term obligations of, or short-term obligations guaranteed by, the United States of America. Any net profit resulting from, or interest or income produced by, such investments shall be payable to Parent. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required for the Paying Agent to make prompt payments of the Merger Consideration as contemplated hereby, Parent or the Surviving Corporation shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.
          (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Paying Agent or Parent as indemnity against any claim that may be made against Paying Agent or Parent with regard to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect thereof, pursuant to this Agreement.

          2.3 Withholding Rights. Each of Parent, any Affiliate of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, as applicable, from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or other Tax Law. To the extent that amounts are so withheld by Parent, any Affiliate of Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, any Affiliate of Parent, the Surviving Corporation or the Paying Agent.
          2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, all shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into, or represent the right to receive the Per Share Merger Consideration. Such holders of Dissenting Shares shall instead be entitled to payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Per Share Merger Consideration, without interest. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL; provided that Parent shall not be permitted to take any action in connection therewith that would require the Company to incur material costs or to pay any amount prior to the Closing or to take or refrain from taking any action that would reasonably be expected to be adverse to the Company if the Closing does not occur. The Company shall not, prior to the Effective Time, except with the prior written consent of Parent, voluntarily (x) make any payment with respect to any demands for appraisal or any offer to settle or (y) settle any such demands.
          2.5 Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the Company changes the number of shares of Company Common Stock issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such change and to provide the holders of Company Common Stock, Company Stock Options, Company Restricted Shares and Company Warrants, in the aggregate, the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration.

ARTICLE III
Representations and Warranties of the Company
The Company represents and warrants to Parent and Merger Sub that, except as disclosed (i) in the disclosure schedule dated as of the date of this Agreement and delivered by the Company to the Parent and Merger Sub prior to the execution hereof (the “Company Disclosure Schedule”) or (ii) other than with respect to the representations and warranties in Section 3.2 or Section 3.3, in the Company SEC Reports filed with the SEC on or after September 30, 2008 and on or prior to the date hereof (“Filed SEC Documents”), the following statements are true and correct (it being understood and agreed that any disclosure in the Filed SEC Documents shall be deemed disclosed with respect to any Section of this Article III only to the extent that such disclosure is in sufficient detail to put a reasonable person on notice of the relevance of the facts or circumstances so disclosed). The term “Filed SEC Documents” shall not be deemed to include (x) the exhibits and schedules thereto or any documents incorporated by reference therein or (y) disclosures in such Filed SEC Documents referred to in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosures in the Filed SEC Documents which are forward-looking in nature.
          3.1 Existence; Good Standing; Authority; Compliance with Law.
          (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
          (b) The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) Each of the entities listed in Section 3.1(c) of the Company Disclosure Schedule (the “Company Subsidiaries”) is a corporation, professional medical corporation, joint venture, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Company has no Subsidiaries other than the Company Subsidiaries.
          (d) Since September 30, 2009, neither the Company nor any of the Company Subsidiaries has been in violation of any Law or any order of any court, governmental authority or arbitration board or tribunal, or has received any written notice that the Company or any of the Company Subsidiaries is in violation of any Law to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, except where such violation, alone or together with all other violations, has not had or would be reasonably expected not to have a Company Material Adverse Effect.
          (e) The Company has previously provided or made available to Parent true and complete copies of the certificate of incorporation and bylaws and the other charter documents, articles of incorporation, bylaws, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto) of the Company and each of the Company Subsidiaries (other than inactive Company Subsidiaries) as in effect on the date of this Agreement.
          3.2 Authorization, Takeover Laws, Validity and Effect of Agreements.
          (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Company, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of the Agreement and the consummation by it of the Transaction, other than with respect to completion of the Merger, which requires obtaining the Company Stockholder Approval. In connection with the foregoing, the Company Board has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute (“Takeover Laws”) inapplicable to the execution, delivery or performance of this Agreement or the Transaction, including the Contribution Agreement. This Agreement, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to or affecting creditors’ rights and general principles of equity.
          (b) As of the date hereof, each of the Special Committee and the Company Board has unanimously (i) determined the Merger is fair to, and in the best interests of, the Company and its stockholders and (ii) declared advisable this Agreement and the Merger and the Transaction. As of the date hereof, the Company Board has unanimously approved this Agreement, the Merger and the Transaction and resolved, subject to Section 6.4, to recommend adoption of this Agreement to the holders of Company

Common Stock. The Company Board has directed that this Agreement be submitted to the holders of Company Common Stock for their adoption, subject to Section 6.4.
          3.3 Capitalization.
          (a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value $0.01 per share (“Company Preferred Stock”). As of the date of this Agreement, (i) 21,189,413 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 4,510,554 shares of Company Common Stock (subject to adjustment on the terms set forth in the Company Equity Incentive Plans) were authorized and reserved for issuance upon exercise of Company Stock Options under the Company Equity Incentive Plans, 3,507,216 shares of which were vested, (iv) 33,334 unvested shares of Company Restricted Shares were issued and outstanding under the Company Equity Incentive Plans, (v) 453,081 shares of the Company Common Stock are subject to issuance pursuant to the Company Warrants and (vi) 805,250 additional shares of Company Common Stock were authorized and reserved for issuance pursuant to the Company Equity Incentive Plans. As of the date of this Agreement, the Company had no shares of Company Common Stock issued or reserved for issuance other than as described above. Since September 30, 2009, the Company has not issued any shares of Company Common Stock or other Equity Interests other than pursuant to the exercise of Company Stock Options under a Company Equity Incentive Plan. All such issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date hereof, neither the Company nor any Company Subsidiary is a party to any stockholder rights agreement, “poison pill” or similar anti takeover arrangement or plan.
          (b) Neither the Company nor any Company Subsidiary has issued any “phantom” stock or stock appreciation rights.
          (c) Except for the Company Stock Options (all of which have been issued under the Company Equity Incentive Plans) and the Company Warrants, as of the date of this Agreement, there are not any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock of the Company. To the extent required by applicable Law, each of the Company Equity Incentive Plans (including all amendments requiring such approval) have been duly approved by the Company’s stockholders. With respect to the Company Stock Options, (i) each grant of a Company Stock Option was duly authorized no later than the date on which the grant of such Company Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto, (ii) each such grant was made in accordance with the terms of the applicable Company Equity Incentive Plan, the

Exchange Act and all other applicable Laws, including the rules of Nasdaq, (iii) the per share exercise price of each Company Stock Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date, (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports in accordance with the Exchange Act and all other applicable Laws, and (v) no modifications have been made to any such grants after the Grant Date except as permitted by applicable Laws.
          (d) The Company has no outstanding bonds, debentures or notes the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
          (e) Section 3.3(e) of the Company Disclosure Schedule sets forth a true, complete and correct list of Company Stock Options, including the name of the Person to whom such Company Stock Options have been granted, the number of shares subject to each Company Stock Option, the per share exercise price for each Company Stock Option and the portion of each Company Stock Option that is currently exercisable.
          (f) Section 3.3(f) of the Company Disclosure Schedule sets forth a true, complete and correct list of the Company Warrants, including the name of the Person to whom such Company Warrant has been granted, the number of shares subject to each such Company Warrant, the per share exercise price for each Company Warrant and the portion of each Company Warrant that is currently exercisable.
          (g) Section 3.3(g) of the Company Disclosure Schedule sets forth a true, complete and correct list of the unvested Company Restricted Shares outstanding under the Company Equity Incentive Plans, including the name of the Person to whom such Company Restricted Shares have been granted, the Company Equity Incentive Plan under which such Company Restricted Shares were issued, the issue date, the applicable vesting and acceleration provisions, any performance targets or market conditions related to vesting, the number of Company Restricted Shares granted and the repurchase price relating to each grant of Company Restricted Shares.
          (h) Except for the Company Stockholder Agreement, there are no agreements or understandings to which the Company or any Company Subsidiary is a party (i) with respect to the voting rights of, (ii) requiring the registration for sale of, (iii) granting any preemptive or anti dilution rights with respect to or (iv) which restrict the transfer of any shares of capital stock of the Company (other than agreements restricting the transfer of unvested shares of restricted Company Common Stock issued and outstanding under the Company Equity Incentive Plans), and, to the Company’s Knowledge there are no third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.
          (i) There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company (other than in satisfaction of withholding tax obligations pursuant to certain awards outstanding under the Company Equity Incentive Plans in the event the grantees fail to satisfy withholding tax obligations).
          (j) Except as set forth in the Filed SEC Documents, the Company has no material Indebtedness outstanding. As of the date hereof, there are no unconsolidated Company Subsidiaries or any off-balance sheet arrangements of any type (including any off-balance sheet arrangements required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been described in the Filed SEC Documents nor any obligations to enter into any such arrangements.
          3.4 Subsidiaries.
          (a) Section 3.1(c) of the Company Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Company Subsidiary. All issued and outstanding shares or other Equity Interests of each corporate Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.4(a) of the Company Disclosure Schedule, all issued and outstanding shares or other Equity Interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, or other encumbrances on title (“Encumbrances”).
          (b) There are no outstanding obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of any Company Subsidiary.
          3.5 Other Interests. Section 3.5 of the Company Disclosure Schedule sets forth all interests and investments (whether equity or debt) in any Person owned directly or indirectly by the Company other than investments in short-term investment securities, Equity Interests in Company Subsidiaries and intercompany receivables owing by and to wholly owned Company Subsidiaries or by wholly owned Company Subsidiaries to the Company.
          3.6 Consents and Approvals; No Violations.
          (a) Assuming the Company Stockholder Approval has been obtained, and except for (a) filings, permits, authorizations, consents and approvals required under (i) the Exchange Act, the Securities Act and state securities or state “blue sky” laws and (ii) the HSR Act and (b) the filing of the Certificate of Merger, and as set forth in Section 3.6 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transaction or compliance by the Company with any of the provisions herein do or will (i) violate, conflict with or result in any breach of any provision of the organizational documents of the Company or any Company Subsidiary, (ii) require any filing by the Company with, notice to, or permit, authorization, consent or approval of, any state or federal government or governmental authority or by any United States or state court of competent jurisdiction or of any other country, territory or governmental body (a “Governmental Entity”), (iii) conflict with or result in a violation or breach by the Company of, or constitute (with or without due notice or lapse of time or both) a default

(or result in the termination or cancellation of or the loss of material benefit under or accelerate the performance required by, or give rise to any right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any Material Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets may be bound, or (iv) violate or conflict with any applicable Laws, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults, terminations, cancellations, losses and accelerations which have not and would not reasonably be expected to, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by the Company of its obligations under this Agreement or (C) have a material adverse effect on the ability of the Company and the Company Subsidiaries taken as a whole to conduct their businesses in the ordinary course consistent with past practice.
          (b) None of the execution, delivery or performance of this Agreement by the Company, or the consummation by the Company of the Transaction, do or will violate, conflict with or result in any material breach of any provision of any Indebtedness of the Company or any Company Subsidiary. No “Default” (as defined in the Note Indenture) or “Event of Default” (as defined in the Note Indenture) has occurred and is existing under the Note Indenture. None of the execution, delivery or performance of this Agreement by the Company, or the consummation by the Company of the Transaction, do or will violate, conflict with or result in a violation or breach by the Company of, or constitute a “Default” (as defined in the Note Indenture) or an “Event of Default” (as defined in the Note Indenture) under, the Note Indenture. Without limiting the foregoing sentence, on the Closing Date and assuming the accuracy of the representations and warranties contained in Section 4.4 and Section 4.12, the Transaction will satisfy all requirements of Section 4.1 of the Note Indenture, including the requirements with respect to “Indebtedness” (as defined in the Note Indenture) and the “Consolidated Coverage Ratio” (as defined in the Note Indenture) in Section 4.1 of the Note Indenture.
          3.7 SEC Reports; Undisclosed Liabilities; Sarbanes-Oxley
          (a) Except as set forth in Section 3.7(a) of the Company Disclosure Schedule, the Company has timely filed or otherwise furnished, all forms, registration statements, prospectuses, certifications, reports, schedules and documents required to be filed or furnished by it with or to the SEC under the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder (the “Securities Laws”) since September 30, 2008 (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the applicable requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (a) complied as to form in all material respects with the applicable requirements of the Securities Laws and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the Company’s Knowledge, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comment. None of the Company Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.
          (b) Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case, consistent with the books and records of the Company and the Company Subsidiaries and in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. The consolidated unaudited balance sheet of the Company as of June 30, 2010 included in the financial statements set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is referred to herein as the “Company Balance Sheet.”
          (c) The Company has no liabilities of any nature, whether accrued, absolute, contingent or otherwise, required to be disclosed or reflected on a balance sheet prepared in accordance with GAAP, other than liabilities (a) adequately reserved or reflected on the Company Balance Sheet, (b) set forth in Sections 3.7(c) or 3.8 of the Company Disclosure Schedule or (c) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice.
          (d) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Each required form, report and document (including any amendment thereof and supplement thereto) containing financial statements that has been filed with or submitted to the SEC since September 30, 2007 was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. To the Company’s Knowledge, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
          (e) Neither the Company nor any of the Company Subsidiaries has outstanding “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.
          3.8 Litigation. Except as set forth in Section 3.8 of the Company Disclosure Schedule, as of the date hereof, there is no suit, claim, action, proceeding, arbitration, mediation or investigation (“Action”) pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries or any properties or assets of the Company or any Company Subsidiaries that (i) involves an amount in controversy that would reasonably be expected to exceed $250,000, (ii) would reasonably be expected to result in material injunctive relief, or (iii) seeks to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated immediately prior to the date of this Agreement. There is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries or any properties or assets of the Company or any Company Subsidiaries that would be reasonably likely to, individually or in the aggregate (a) prevent or materially delay the consummation of the Merger, (b) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (c) have a Company Material Adverse Effect. Except as set forth in Section 3.8 of the Company Disclosure Schedule, as of the date hereof, to the Company’s Knowledge, no executive officer or director of the Company or any Company Subsidiary is a defendant in any Action in connection with his or her status as an officer or director of the Company or any of its Subsidiaries.
          3.9 Absence of Certain Changes.
          (a) Since June 30, 2010, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course of business (except for the process leading to the execution of the Agreement and as otherwise expressly provided in this Agreement (including Section 5.1)) and there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company; (ii) a Company Material Adverse Effect and there has not been any effect, event, development or change which has had or is reasonably likely to have a Company Material Adverse Effect, (iii) a material change in the Company’s relations with its employees or (iv) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP.
          (b) Since June 30, 2010, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of Section 5.1.
          3.10 Taxes.

          (a) Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on their behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and (ii) has paid (or had paid on their behalf) all Taxes shown on such Tax Returns as required to be paid by it. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all Taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.
          (b) True, correct and complete (in all material respects) copies of all material income Tax Returns and all other material Tax Returns for the Company and each Company Subsidiary with respect to the Company’s 2007, 2008 and 2009 fiscal years have been delivered or made available to representatives of Parent.
          (c) No deficiencies for any material amount of Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries as of the date of this Agreement and no requests for waivers of the time to assess any Taxes are pending, and neither the Company nor any of the Company Subsidiaries has received written notice from a Taxing authority in a jurisdiction in which it does not file a Tax Return that it is or may be liable for Taxes that would be the subject of such Tax Return.
          (d) Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee, successor, by contract or otherwise.
          (e) None of the Company, any Company Subsidiary, any of their Affiliates nor any of their predecessors by merger or consolidation has within the past two (2) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.
          (f) Neither the Company nor any of the Company Subsidiaries has engaged in, or is required to make any disclosure to the Internal Revenue Service with respect to, a “listed transaction” pursuant to Treasury Regulations Section 1.6011-4(b)(2).
          (g) None of the Company Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulation Section 301.7701-5(a).

          (h) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period in Section 897(c)(1)(a)(ii) of the Code.
          3.11 Properties.
          (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete list of the real estate (“Owned Real Properties”) owned by the Company or any Company Subsidiary. The Company or a Company Subsidiary has good and valid fee simple title to each of the Owned Real Properties free and clear of any liens or encumbrances other than the Permitted Liens.
          (b) Section 3.11(b) of the Company Disclosure Schedule sets forth a correct and complete list of each material lease pursuant to which the Company or any Company Subsidiary is a lessee (collectively, the “Leases”). The Company has made available to Parent true, correct and complete copies of all Leases, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof (except for discrepancies or omissions that would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the premises covered by the Leases is subject to any sublease, license or other agreement granting to any person or entity (other than the Company) any right to the use, occupancy or enjoyment of the premises or any portion thereof. Each of the Leases is in full force and effect and is valid, binding and enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. Neither the Company nor any Company Subsidiary, on the one hand, nor, to the Company’s Knowledge, any other party, on the other hand, is in default under any Lease, except for defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) The buildings, facilities and other improvements and fixtures owned or leased by the Company and any Company Subsidiary or otherwise used by the Company or any Company Subsidiary in connection with the operation of their businesses are (i) to the Company’s Knowledge (as to physical plant and structure), structurally sound, in good operating condition and repair, ordinary wear and tear excepted, and (ii) adequate for the uses to which they are being put, in each case with such exceptions as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (d) Neither the Company nor a Company Subsidiary has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of the Owned Real Property or the premises covered by the Leases, and, to the Company’s Knowledge, no such Action is threatened.

          (e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Permits necessary in connection with the construction upon, and present use and operation of, the Owned Real Property and the premises covered by the Leases and the lawful occupancy thereof in the business of the Company and the Company Subsidiaries have been issued by the appropriate Governmental Entities. The current use of the Owned Real Property and the premises covered by the Leases is, in all material respects, in accordance with the certificates of occupancy relating thereto and the terms of any such Permits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received a written notice from any Governmental Entity having jurisdiction over the Owned Real Property or the premises covered by the Leases that the Owned Real Property or the premises covered by the Leases is in violation of any Law relating to Owned Real Property or the premises covered by the Leases, including setback requirements and zoning restrictions and ordinances, except to the extent that a requirement may be satisfied by virtue of being “grandfathered” or otherwise permitted to continue in its current status.
          (f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each parcel of Owned Real Property and premises covered by the Leases is supplied with utilities and other services necessary for the operation of such Owned Real Property and premises as the same is currently operated, all of which utilities and other services are provided via public roads or via permanent, irrevocable appurtenant easements benefiting such Owned Real Property and premises. Each parcel of Owned Real Property premises covered by the Leases abuts on, and has direct vehicular access to, a public road, or has access to a public road via a permanent, irrevocable appurtenant easement benefiting the parcel of Owned Real Property and premises, in each case, to the extent necessary for the conduct of the business of the Company and the Company Subsidiaries as it is currently being conducted.
          3.12 Environmental Matters.
          (a) Except as set forth in any environmental reports listed on Section 3.12(a) of the Company Disclosure Schedule and made available to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has received any written notice (i) of any administrative or judicial enforcement proceeding that is pending, or to the Company’s Knowledge threatened, against the Company or any Company Subsidiary under any Environmental Law or (ii) that it is potentially responsible under any Environmental Law for costs of response or for damages to natural resources (as “response” and “natural resources” are defined under Environmental Laws) including any investigation related thereto, at any location.
          (b) Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, no Hazardous Materials have been used, stored, treated or released by the Company at, on, under or in the real property leased by the Company or any Company Subsidiary that has resulted or would be reasonably expected to result in a requirement under any Environmental Laws to perform a response action (including any investigation related thereto) or result in liability under any Environmental Laws.
          (c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has been a party to or otherwise bound by any agreement, contract, obligation or instrument under which the Company or Company Subsidiary is obligated to indemnify or otherwise assume responsibility for any liability of any other Person arising under Environmental Laws.
          (d) The Company has made available to Parent and Merger Sub all material environmental audits, studies, reports, analyses and results of investigations that are, to the Company’s Knowledge, in the possession, custody or control of the Company or any Company Subsidiary since May 1, 2008 with respect to the real property presently or formerly leased by the Company or any Company Subsidiary or the operations conducted thereon.
          3.13 Employee Benefit Plans.
          (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each material pension, profit-sharing, savings, retirement, employment, collective bargaining, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life, Code Section 125 “cafeteria” or “flexible” benefit, employee benefit, or material fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, legally binding or not (including every “employee benefit plan”, within the meaning of ERISA Section 3(3)) (i) currently maintained, sponsored or contributed to (or with respect to which any obligation to maintain, sponsor or contribute has been undertaken) by the Company, any Company Subsidiary or any ERISA Affiliate, (ii) under which any current or former employee, director, consultant or independent contractor of the Company or any Company Subsidiary has any present or future right to benefits, and (iii) with respect to which the Company or any Company Subsidiary has any direct or indirect liability, whether contingent or otherwise (collectively, the “Employee Programs”). No Employee Program is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.
          (b) Except with respect to the VCP Filing and the 5330 Filing, each Employee Program that is intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that is reasonably expected to result in the revocation of any such determination or the imposition of any liability, penalty or tax under ERISA, the Code or any other applicable Laws. With respect to each Employee Program all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the DOL, the PBGC, the SEC or any other governmental authority, or to the participants or beneficiaries of such Employee Program, have been filed or furnished on a timely basis, including all documents relating to any IRS Voluntary Correction Program submission or similar filing made with respect to any Employee Program, including that certain Voluntary Correction Program submission made with respect to the Brotman Medical Center 401(k) Retirement Plan, originally filed on March 30, 2010 (the “VCP Filing”) and that certain 5330 submission made with respect to Brotman Medical Center 401(k) Retirement Plan, originally filed on March 29, 2010 (the “5330 Filing”).
          (c) With respect to each Employee Program, the Company has made available to Parent (if applicable to such Employee Program): (i) all material documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including plan documents, trust agreements and amendments thereto); (ii) the most recent IRS determination letter with respect to such Employee Program under Code Section 401(a); (iii) IRS Forms 5500 filed with the IRS for the three (3) most recent plan years, together with audited financial statements and actuarial reports; (iv) the summary plan description for such Employee Program and all modifications thereto; (v) any insurance policy related to such Employee Program; and (vi) for the last three (3) years, all material correspondence with the IRS, the United States Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation (the “PBGC”), the SEC or any other governmental authority regarding the operation or the administration of any Employee Program, including all correspondence and all filings made in connection with the VCP Filing and the 5330 Filing.
          (d) Each Employee Program has been established, operated and administered in accordance with the requirements of applicable Law, including ERISA and the Code, and is being administered and operated in all material respects in accordance with its terms. No Employee Program is subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37) and none of the Company, any Company Subsidiary or any ERISA Affiliate has within the past six (6) years sponsored, maintained, contributed to or had any liability in respect of any employee benefit plan subject to Title IV of ERISA or any multiemployer plan.
          (e) Except as set forth in Section 3.13(e) of the Company Disclosure Schedule, full payment has been made, or otherwise properly accrued on the books and records of the Company and any ERISA Affiliate, of all amounts that the Company and any ERISA Affiliate are required under the terms of the Employee Programs to have paid as contributions to such Employee Programs on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Closing Date. Full payment has been made, or otherwise properly accrued, of all amounts that the Company, any Company Subsidiary or any Employee Program is reasonably expected to pay or contribute (including any compliance fees) as a result of the failures giving rise to the VCP Filing and the 5330 Filing, and the Company, each Company Subsidiary and Employee Program will timely pay or contribute any additional amounts and timely perform any actions required by the

IRS in order to obtain a compliance statement from the IRS. To the Company’s Knowledge, none of the Company, any Company Subsidiary or any Employee Program has any additional liability with respect to compliance failures related to the Brotman Medical Center 401(k) Retirement Plan, whether pursuant to the VCP Filing, the 5330 Filing or otherwise.
          (f) Neither the Company, an ERISA Affiliate or any Person appointed or otherwise designated to act on behalf of the Company, or an ERISA Affiliate, has engaged in any transactions in connection with any Employee Program that is reasonably expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975(a) of the Code.
          (g) No material liability, claim, complaint, action, lien or litigation has been made, commenced or, to the Company’s Knowledge, threatened with respect to any Employee Program (other than routine claims for benefits payable in the ordinary course of business) and to the Company’s Knowledge no facts or circumstances exist that are reasonably likely to give rise to any such liability, claim, complaint, action lien or litigation. No administrative investigation, audit or other administrative proceeding by the DOL, the PBGC, the IRS or any other governmental agency is pending, threatened or in progress (including any routine requests for information from the PBGC) and there are no audits or proceedings initiated pursuant to the Voluntary Fiduciary Correction Program, the Employee Plans Compliance Resolution System or similar proceedings pending with the IRS or DOL with respect to any Employee Program.
          (h) No Employee Program provides for health or welfare benefits (other than as required pursuant to Section 4980B of the Code or pursuant to state health continuation laws) to any current or future retiree or former employee.
          (i) Except as contemplated in Section 2.1 of this Agreement and as set forth in Section 3.13(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, obtaining the Company Stockholder Approval nor the consummation of the Transaction will (either alone or in combination with a termination of employment prior to the second anniversary of the Effective Time) result in (A) any increase in severance pay upon any termination of employment after the date of this Agreement; (B) the acceleration of the time of payment or vesting or result in any funding of compensation or benefits; (C) result in any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any current or former employee of the Company or any Company Subsidiary; (D) any new obligation pursuant to any Employee Program; or (E) any limitation or restriction on the right of the Company to merge, amend or terminate any Employee Program.
          (j) Except as set forth in Section 3.13(j) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement, obtaining the Company Stockholder Approval or the consummation of the Transaction could (either alone or in combination with another event) (A) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual or due to the failure of any payment to such disqualified individual to be deductible under of Section 280G of the Code or (B) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
          (k) Each Employee Program that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has at all times been administered in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder, and neither the Company nor any Company Subsidiary has any obligation to make any tax gross-up payments as a result of the interest and penalty provisions of Section 409A of the Code to any individual.
          (l) No amount has been paid by the Company or any Company Subsidiary, and no amount is expected to be paid by the Company or any Company Subsidiary, which would be subject to the provisions of Section 162(m) of the Code such that all or a part of such payments would not be deductible by the payor.
          3.14 Labor and Employment Matters.
          (a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no material unfair labor practice charge or complaint or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries. There is no labor strike, material labor dispute, or concerted work stoppage pending as of the date of this Agreement or, to the Company’s Knowledge, threatened, and neither the Company nor any Company Subsidiary has experienced any labor strike or concerted labor dispute.
          (b) The Company and each of the Company Subsidiaries are in material compliance with all applicable federal, state, local and foreign Laws concerning the employer-employee relationship and with all agreements relating to the employment of employees of the Company and each of the Company Subsidiaries, including applicable wage and hour Laws, labor relations, employment discrimination, employment conditions, employment practices, fair employment Laws, safety Laws, workers’ compensation statutes, unemployment Laws and social security Laws. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries in connection with the employment relationship. Neither the Company nor any of the Company Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied and, to the extent that, after the Effective Time, Parent operates the business of the Company and the Company Subsidiaries in the same manner as the Company and the Company Subsidiaries have been operated in the six (6) month period prior to the Effective Time, Parent will not incur any material liability under the WARN Act or any other applicable Law.
          (c) No individual who has performed services for the Company or any of the Company Subsidiaries has been improperly excluded from participation in any Employee Program, and neither the Company nor any of the Company Subsidiaries has any material direct or indirect liability, whether absolute or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to the classification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer.
          3.15 No Brokers. Other than with respect to UBS Securities LLC (the “Financial Advisor”), which the Special Committee has retained as its financial advisor in connection with the Merger, or as set forth in Section 3.15 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or Parent or Merger Sub to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger.
          3.16 Opinion of Financial Advisor. The Special Committee has received an opinion of the Financial Advisor to the effect that, as of the date of such opinion, the Per Share Merger Consideration to be received by the holders of shares of Company Common Stock is fair, from a financial point of view, to such holders (other than such holders as are referenced in the opinion). The Company shall forward to Parent, solely for informational purposes, a copy of the written version of such opinion promptly following the Company’s receipt thereof.
          3.17 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote on the adoption of this Agreement shall be required for the stockholders of the Company to adopt this Agreement (the “Company Stockholder Approval”). No other vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary is necessary to adopt this Agreement.
          3.18 Material Contracts.
          (a) Section 3.18(a) of the Company Disclosure Schedule sets forth a true and complete list of all Material Contracts. Each of the Company and the Company Subsidiaries, and to the Company’s Knowledge, any other party thereto, is not in violation of or in default under any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect, nor will the consummation of the Merger result in any third party having any right to terminate, amend, accelerate, cancel or deprive the Company of a material benefit under any Material Contract, except for such rights that, if exercised, would not reasonably be expected to, individually or in the aggregate, result in a material liability of the Company or the Company Subsidiaries.
          (b) Each Material Contract is valid and binding on the Company and each Company Subsidiary party thereto and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except to the extent such Material Contract has previously expired in accordance with its terms or does not, and would not reasonably be expected to, result in termination of such Material Contract or result in a material liability. To the Company’s Knowledge, (i) there are no events or conditions which constitute, or after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, (ii) the Company has not received any notice from any counterparty that such counterparty intends to terminate, or not renew, any Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect and (iii) the completion of the transactions contemplated by this Agreement will not cause the expiration, termination or material breach of any Material Contract or the acceleration of payment obligation or the alteration of any material terms of any Material Contract. Complete and correct copies of each Material Contract are filed as exhibits to the Filed SEC Documents or otherwise have been delivered or made available to Parent prior to the date hereof.
          3.19 Insurance. The Company and each Company Subsidiary maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance), except to the extent the failure to maintain such insurance has not had, and would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect. There is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer or (b) if not paid would have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, reasonably adequate for the businesses engaged in by the Company and the Company Subsidiaries, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.
          3.20 Proxy Statement and Schedule 13E-3. The information relating to the Company and the Company Subsidiaries to be contained in the Proxy Statement and the Schedule 13E-3 will, in the case of Schedule 13E-3, as of the date thereof, the date of any amendments thereto and as of the time of the Company Stockholders’ Meeting, and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Company’s stockholders and as of the date of the Company Stockholders’

Meeting, not contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, no representation is made by the Company with respect to the information supplied by Parent or Merger Sub for inclusion therein.
          3.21 No Payments to Employees, Officers, Directors or Consultants. Except as contemplated by Section 2.1 of this Agreement or as set forth on Section 3.21 of the Company Disclosure Schedule, there is no employment or severance payment payable or other benefit due on a change of control or otherwise as a result of obtaining the Company Stockholder Approval or the consummation of the Merger or any of the other transactions contemplated hereby, with respect to any employee, officer, director or consultant of the Company or any Company Subsidiary.
          3.22 Intellectual Property.
          (a) Section 3.22(a) of the Company Disclosure Schedule sets forth a list of all material patents, patent applications, registered copyrights, registered marks (including trademarks and service marks, to the extent registered) and applications to register marks, in each case that are owned by the Company or the Company Subsidiaries (collectively, the “Registered Intellectual Property”). Except as would not have a Company Material Adverse Effect, no Action is pending, or to the Company’s Knowledge, is threatened, challenging the validity, enforceability, registration, ownership or use of any material Registered Intellectual Property. The Company or a Company Subsidiary is the sole and exclusive owner of the Registered Intellectual Property. To the Company’s Knowledge, no item of material Registered Intellectual Property is being misappropriated, infringed, diluted or otherwise violated by any third party.
          (b) (i) The Company and the Company Subsidiaries own or have a valid and enforceable right to use all intellectual property used in and material to the conduct of the business of the Company and the Company Subsidiaries as currently conducted, (ii) no claims are pending or, to the Company’s Knowledge, threatened, alleging that the Company or any of the Company Subsidiaries is misappropriating, infringing, diluting or otherwise violating the rights of any Person with regard to any intellectual property and neither the Company nor any Company Subsidiary has received any notices during the preceding twelve (12) months regarding the foregoing, and (iii) to the Company’s Knowledge, the operation of the business of the Company and the Company Subsidiaries as currently conducted does not misappropriate, infringe, dilute or otherwise violate the intellectual property of any other Person.
          (c) The Company and the Company Subsidiaries have taken commercially reasonable steps to (i) maintain, police and protect their intellectual property, (ii) protect the security of their information technology assets and systems (including all data contained therein) against any unauthorized use or access and (iii) protect all confidential and personally-identifiable information of their customers and clients against any unauthorized disclosure or use. The Company and the Company Subsidiaries have implemented commercially reasonable data backup, data storage and data recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with industry practices.
          3.23 Affiliate Transactions. Since September 30, 2009, there have been no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that have not been so disclosed in the Filed SEC Documents.
          3.24 Questionable Payments. Neither the Company nor any Company Subsidiary (nor, to the Company’s Knowledge, any of their respective directors, executives, or to the Company’s Knowledge, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
          3.25 Internal Controls. Since the first reporting period covered by the Company SEC Reports, except as set forth in Section 3.25 of the Company Disclosure Schedule, the Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since the first reporting period covered by the Company SEC Reports, except as set forth in Section 3.25 of the Company Disclosure Schedule, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and the Company Subsidiaries.
          3.26 Regulatory Matters.
          (a) Except as set forth in Section 3.26(a) of the Company Disclosure Schedule, to the Company’s Knowledge, neither the Company nor any of the Company Subsidiaries is in violation of, or has violated, any applicable provisions of any Laws, including health codes, regulations and ordinances, state corporate practice of medicine laws and regulations (including common law), state professional fee-splitting laws and regulations (including common law), the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. §§ 1395nn), any applicable state fraud and abuse prohibitions, including those that apply to all payors (governmental, commercial insurance and self-payors), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the civil monetary penalty laws (42 U.S.C. § 1320a-7a), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information, Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), the exclusion laws (42 U.S.C. 1320a-7), and any comparable state or local Laws, and the regulations promulgated pursuant to such Laws, each as amended from time to time, and any other state or federal law, regulation, guidance document, manual provision, program memorandum, opinion letter, or other public issuance which regulates kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care services (each, a “Health Care Law”), other than violations which have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice.
          (b) Each of the Company and the Company Subsidiaries possess all their respective Permits except where the failure to obtain such Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice. Each of the Company and the Company Subsidiaries has fulfilled and performed all of its obligations with respect to such Permits (including timely filing of any necessary applications for permit renewals) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any such Permit, except where such non-fulfillment, nonperformance, revocation, termination or material impairment has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice and, to the Company’s Knowledge, none of the Company or the Company Subsidiaries has received any notice of any proceeding relating to revocation, suspension, modification or limitation of any such Permit, except where such revocation, suspension, modification or limitation has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice. All Permits are in full force and effect and the Company and the Company Subsidiaries are in material compliance with each such Permit held by or issued to it, except where the failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          (c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice, and except as set forth in Section 3.26(c) of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries, as applicable, to the Company’s Knowledge, meet all requirements of participation, claims submission and payment of the Programs and other third party payment programs and are a party to valid participation agreements for payment by such Programs and other third party payment programs. None of the Company and the Company Subsidiaries, or their respective officers, directors, employees, agents and contractors has been or is currently excluded from participation in any such Program. “Programs” shall mean the Medicare and Medicaid programs and any other state or federal health care program, as defined in 42 U.S.C. § 1320a-7b(f).
          (d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice and except as set forth in Section 3.26(d) of the Company Disclosure Schedule, there are no material Program recoupments or material recoupments of any third-party payor being sought, requested or claimed, or to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries. Except as set forth in Section 3.26(d) of the Company Disclosure Schedule, to the Company’s Knowledge (i) there is no Action pending, received or threatened against the Company or the Company Subsidiaries which relates in any way to a violation of any legal requirement pertaining to the Programs or which could result in the imposition of material penalties or the exclusion by the Company or the Company Subsidiaries from participation in any Programs, and (ii) none of the Company, the Company Subsidiaries or any of their respective officers, directors, employees or agents have engaged in any activities which are cause for civil penalties or mandatory or permissive exclusion from any Program. Except as set forth in Section 3.26(d) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements imposed by any Governmental Entity.

          (e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice, each of the Company and the Company Subsidiaries is in material compliance with all applicable Health Care Laws regarding the selection, deselection, and credentialing of contracted providers, including, but not limited to, verification of licensing status and eligibility for reimbursement under the Programs. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice and to the Company’s Knowledge, all of Company’s and the Company Subsidiaries’ contracted providers are properly licensed and hold appropriate clinical privileges, as applicable, for the services which they provide, and, with respect to providers that perform services eligible for reimbursement under any Program, are not debarred or excluded from any such Program.
          (f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice, to the Company’s Knowledge, all reports, data, and information required to be filed by the Company and the Company Subsidiaries in connection with any Program have been timely filed and were true and complete at the time filed (or were corrected in or supplemented by a subsequent filing). There are no claims, actions or appeals pending (and the Company and the Company Subsidiaries have not made any filing or submission that would result in any claims, actions or appeals) before any court, regulatory body, administrative agency, governmental body, arbitrator or other authority (including governmental fiscal agents) with respect to any Program reports or claims filed by the Company or any of the Company Subsidiaries on or before the date hereof, or with respect to any disallowances by any regulatory body, administrative agency, governmental body or other authority (including governmental fiscal agents) in connection with any audit or any claims that, if adversely determined, which have had and would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice. Except as set forth in Section 3.26(f) of the Company Disclosure Schedule, no validation review or program integrity review related to the Company or any of the Company Subsidiaries has been conducted by any regulatory body, administrative agency, governmental body or other authority (including governmental fiscal agents) in connection with any Program within the past three (3) years which, if determined adversely to the Company or any such Company Subsidiary, has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice, and to the Company’s Knowledge, no such reviews are scheduled, pending, threatened against or affecting the Company or any of the Company Subsidiaries.

          (g) The Company and certain of the Company Subsidiaries are considered to be “Covered Entities,” as that term is defined in 45 C.F.R. § 160.103, and are covered by the HIPAA Administrative Requirements codified at 45 C.F.R. Parts 160 and 162 (the “Transactions Rule”) and/or the HIPAA Security and Privacy Requirements codified at 45 C.F.R. Parts 160 and 164 (the “Privacy and Security Rules”). The Company, on its behalf and on behalf of any of the Company Subsidiaries subject to HIPAA, represents and warrants that it or they (i) are currently compliant in all material respects with any and all of the applicable requirements of HIPAA, including all requirements of the Transactions Rule and the Privacy and Security Rules, and (ii) are not subject to, and are not aware of any facts or circumstances that could reasonably be expected to give rise to, any civil or criminal penalty or any investigation, claim or process by the Office of Civil Rights of the United States Department of Health and Human Services or any other governmental agency enforcing HIPAA, except in the case of (i) and (ii) above as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice.
          (h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and the Company Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice, all forms of contracts with providers and other third parties which are currently in use by the Company and the Company Subsidiaries conform in all material respects to the requirements of all applicable Laws and have been properly approved, or deemed approved, by the appropriate Governmental Entities where such approval is required.
ARTICLE IV
Representations and Warranties of Parent and Merger Sub
          Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
          4.1 Corporate Organization.
          (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by Parent to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
          (b) The certificate of incorporation of each of Parent and Merger Sub is in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or Merger Sub have been commenced.

          (c) Parent has made available to the Company correct and complete copies of the certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as currently in effect.
          4.2 Authority Relative to this Agreement.
          (a) The Boards of Directors of each of Parent and Merger Sub have duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Transaction and taken all corporate actions required to be taken by the Boards of Directors of each Parent and Merger Sub for the consummation of the Transaction.
          (b) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. Other than the adoption of this Agreement (following its execution) by Parent as the sole stockholder of Merger Sub, no further corporate proceedings on the part of Parent or Merger Sub, or any of their respective subsidiaries, are necessary to authorize this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Transaction.
          4.3 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (a) the Exchange Act and (b) the HSR Act, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transaction or compliance by Parent or Merger Sub with any of the provisions herein do or will (i) violate, conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (ii) require any filing by Parent or Merger Sub with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a material violation or breach by Parent or Merger Sub of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub or any of their respective subsidiaries is a party or by which the respective properties or assets of any of the foregoing may be bound, or (iv) violate any Law, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by Parent or Merger Sub of its material obligations under this Agreement or (C) have a Parent Material Adverse Effect.

          4.4 Ownership and Operations of Parent and Merger Sub. Parent indirectly owns beneficially all of the outstanding capital stock of Merger Sub. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transaction, the financing therefor and related transactions, and has engaged in no other business activities and has conducted its operations only as contemplated hereby.
          4.5 Litigation. There is no claim, action, suit, hearing, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding pending against (or, to Parent’s Knowledge, threatened against or naming as a party thereto) Parent or any of its Subsidiaries, nor, to Parent’s Knowledge, is there any investigation of a Governmental Entity pending or threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, in each case, which would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.
          4.6 Sufficient Funds. Parent has delivered to the Company true, complete and correct copies of an executed equity commitment letter (the “Financing Commitment”), pursuant to which funds have been committed, subject to the terms and conditions thereof, to invest the amount set forth therein (the “Financing”). The Financing Commitment is in full force and effect as of the date of this Agreement and is the legal, valid and binding obligation of Parent. As of the date of this Agreement, the Financing Commitment has not been amended or modified, and no such amendment or modification is contemplated or will be undertaken except as permitted pursuant to this Agreement. The Financing Commitment has not been withdrawn or rescinded in any respect as of the date hereof. There are no conditions precedent to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in or contemplated by the Financing Commitment. The obligations of Parent and Merger Sub under this Agreement are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Financing Commitment. At the Effective Time, after giving effect to the amounts expected to be funded under the Financing Commitment and assuming the satisfaction of the Closing condition set forth in Section 7.2(a) and compliance by the Company with its obligations under Section 6.8, Parent will have the funds necessary to pay the Merger Consideration and all fees and expenses incurred by Parent and Merger Sub in connection with this Agreement and the Transaction.
          4.7 Information in the Proxy Statement and Schedule 13E-3. None of the information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, in the case of the Schedule 13E-3, as of the date thereof, the date of any amendment thereto and as of the time of the Company Stockholders’ Meeting, and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Company’s stockholders and as of the time of the Company Stockholders’ Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub make any representation or warranty with respect to any statement made or incorporated by reference in the Proxy Statement or Schedule 13E-3 based on information supplied by the Company for inclusion or incorporation by reference therein.

          4.8 Fund Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a duly executed Fund Guarantee in the form attached as Exhibit C hereto. The Fund Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the Guarantors, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under such Fund Guarantee.
          4.9 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission payable by the Company in connection with the Merger based upon arrangements made by and on behalf of Parent or Merger Sub or any of their subsidiaries.
          4.10 Investigation and Agreement by Parent and Merger Sub; No Other Representations or Warranties.
          (a) Parent and Merger Sub acknowledge and agree that they have made their own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning the Company and the Company Subsidiaries and their businesses and operations. Parent and Merger Sub acknowledge and agree that, except as expressly set forth in this Agreement, neither the Company or any of the Company Subsidiaries, nor any of their respective Representatives, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, any of their respective Representatives, or any other person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub, or any other person, or the use by Parent, Merger Sub, or any other person, of any such information provided or made available to them by or on behalf of the Company, its Subsidiaries, or their respective Representatives, including any information, documents, projections, forecasts, estimates, or other forward-looking information, business plans, or other material provided for or made available to Parent, Merger Sub or any of their Representatives in any physical or on-line data rooms, confidential information memoranda or in-person presentations or teleconferences in connection with the transactions contemplated by this Agreement.
          (b) Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties made by the Company that are expressly set forth in this Agreement, the Company does not make, and has not made, and neither Parent nor Merger Sub has relied upon, any representation, warranty or statements by any person on behalf of the Company or any of the Company Subsidiaries in connection with the Merger and the transactions contemplated hereby. Except as expressly set forth herein, no person has been authorized by the Company to make any representation or warranty relating to the Company or any of its Subsidiaries or their respective businesses, or otherwise in connection with the Merger and the transactions contemplated hereby, and, if made, such representation or warranty may not be relied upon as having been authorized by the Company. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that, except as provided in this Agreement, neither the Company or any of its Subsidiaries, nor any of their respective Representatives nor any holder of Company Common Stock, makes or has made any representation or warranty to Parent and Merger Sub or any of their Representatives or affiliates with respect to:
          (i) any forward-looking information such as projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of the Company Subsidiaries or the future business, operations or affairs of the Company or any of the Company Subsidiaries heretofore or hereafter delivered to or made available to Parent and Merger Sub or their respective Representatives or Affiliates, except to the extent of and as expressly covered by a representation and warranty made by the Company and contained in this Agreement; or
          (ii) any other information, statement or documents heretofore or hereafter delivered to or made available to Parent and Merger Sub or their respective Representatives or Affiliates, including the information in the on-line data room maintained by the Company through Deal Interactive, with respect to the Company or any of the Company Subsidiaries or the business, operations or affairs of the Company or any of the Company Subsidiaries, except to the extent and as expressly covered by a representation and warranty made by the Company and contained in this Agreement.
          4.11 Ownership of Company Common Stock. As of the date of this Agreement, neither Parent nor Merger Sub owns any shares of Company Common Stock.
          4.12 Financial Condition of Merger Sub. As of the Closing Date, Merger Sub shall not have incurred any Indebtedness that would prevent the Surviving Corporation from complying with the terms of Section 4.1 (“Merger and Consolidation”) of the Note Indenture.
ARTICLE V
Conduct of Business Pending the Merger
          5.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or with the prior consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of the Company Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice, and, to the extent substantially consistent therewith, use their commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships and goodwill with Governmental Entities and significant customers. Without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will, directly or indirectly (except as expressly permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (it being understood that Parent shall respond within five (5) Business Days to the Company’s communications soliciting such consent from Parent)):

          (a) (i) split, combine, subdivide or reclassify any shares of capital stock of the Company or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock of the Company, or make any other distribution in respect of shares of capital stock, except for dividends or distributions declared, set aside or paid by any Company Subsidiary to the Company or to any Company Subsidiary that is, directly or indirectly, wholly owned by the Company;
          (b) authorize for issuance, issue, deliver, sell, redeem or repurchase or agree or commit to issue, deliver, sell, redeem or repurchase (whether through the issuance or granting of, or accelerating the exercisability of, options, warrants, commitments, subscriptions, rights to purchase or otherwise), other than the repurchase of Company Restricted Shares on termination of employment, any stock of any class or any other securities or equity equivalents (including stock appreciation rights) other than the issuance of shares of Company Common Stock (i) upon the exercise of Company Stock Options and Company Warrants outstanding on the date of this Agreement in accordance with their present terms and the provisions hereof and (ii) in accordance with commitments to issue such shares under any long-term incentive plan awards outstanding on the date of this Agreement in accordance with their present terms and the provisions hereof;
          (c) except as set forth on Schedule 5.1(c), acquire, sell, pledge, grant a security interest in, license, lease, transfer or dispose of any assets outside the ordinary course of business with a value or purchase price in excess of (i) $500,000 per individual incurrence or (ii) $2,000,000 in the aggregate (whether by asset acquisition, stock acquisition or otherwise);
          (d) other than in the ordinary course of business consistent with past practices, incur any amount of Indebtedness for borrowed money, guarantee any Indebtedness of a third party, issue or sell debt securities, make any loans, advances or capital contributions (except as permitted by paragraph (m) below), or, except for Permitted Liens, mortgage, pledge or otherwise encumber any material assets, or create or suffer any lien thereupon, in excess of (i) $1,000,000 per individual incurrence or (ii) $2,500,000 in the aggregate;
          (e) amend or otherwise modify the terms of the Credit Facilities, except in a manner favorable to the Company;
          (f) commence, settle or compromise any pending or threatened suit, action or claim which (i) is material to the business of the Company and the Company Subsidiaries, taken as a whole, or that otherwise involves the payment by the Company of an amount in excess of $500,000, in the aggregate, for all such suits, actions or claims, (ii) would involve restrictions on the business activities of the Company or any Company Subsidiary or (iii) would involve the issuance of Company securities;
          (g) except pursuant to any mandatory payments (including each sweep arrangement) under any Credit Facilities in existence on the date hereof entered into in compliance with the terms hereof, pay, discharge or satisfy outside the ordinary course of business any claims, pending or threatened litigations, proceedings, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $500,000 in the aggregate with respect to other matters;
          (h) change any of the accounting principles or practices used by it except as required by GAAP;
          (i) increase the compensation or benefits of any director or “named executive officer” of the Company or increase the compensation or benefits of any director or officer of any of the Company Subsidiaries, except in the ordinary course of business consistent with past practices;
          (j) grant to any director or “named executive officer” of the Company the right to receive any new severance, change of control or termination pay or termination benefits, or grant any increase in any existing severance, change of control or termination pay or termination benefits to any director or “named executive officer” of the Company;
          (k) grant to any director or officer of any of the Company Subsidiaries the right to receive any new severance, change of control or termination pay or termination benefits, or grant any increase in any existing severance, change of control or termination pay or termination benefits, except for (x) any grants of new severance or termination pay or termination benefits, or (y) any grants of increases in any existing severance or termination pay or termination benefits, in each case, in the ordinary course consistent with past practices;
          (l) except to the extent required to comply with its obligations hereunder or with applicable Law, amend the certificate of incorporation or bylaws of the Company;
          (m) adopt a plan or agreement of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization of the Company or any Company Subsidiary other than the complete or partial liquidation or dissolution of any Company Subsidiary that is not a wholly owned subsidiary;
          (n) make or change any material Tax election, forego any material Tax refund or change any material Tax accounting method, amend any material Tax Return, or enter into any material Tax allocation agreement, material Tax sharing agreement, material Tax indemnity agreement or closing or settlement agreement relating to any material Tax, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes;
          (o) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $500,000 in the aggregate;
          (p) forgive any loans to employees, officers, directors or any of their Affiliates;

          (q) make or authorize any capital expenditures in excess of $2,000,000 in the aggregate;
          (r) enter into any new line of business or exit any existing line of business that is material to the Company and the Company Subsidiaries, taken as a whole;
          (s) convene any regular or special meeting (or adjournment thereof) of the stockholders of the Company other than the Company Stockholders’ Meeting;
          (t) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or non-competition agreement to which the Company is a party;
          (u) enter into any agreement to purchase or sell any interest in real property, grant any security interest in real property, enter into any material lease, sublease, license or other occupancy agreement with respect to any real property or materially alter, amend, modify or terminate any of the terms of any Leases;
          (v) (i) make any material acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation or other business combination (including by formation of a material joint venture) outside of the ordinary course of business with a value in excess of $3,000,000; or
          (w) authorize, commit or enter into an agreement to take any of the foregoing actions.
Notwithstanding the foregoing, none of the restrictions contained in this Section 5.1 shall be deemed to limit the ability of the Company or any Company Subsidiary to undertake or otherwise conduct any activity if any such restriction would violate Section 7.09(a) of the Revolving Credit Agreement.
ARTICLE VI
Covenants
          6.1 Proxy Statement and Schedule 13E-3; Stockholders Meeting.
          (a) As soon as practicable (and in any event within twenty (20) Business Days) following the date of this Agreement, the Company shall prepare and file with the SEC, subject to the prior review and comment by Parent, a proxy statement in preliminary form relating to the Company Stockholders’ Meeting (the “Proxy Statement”) and a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”), and the Company shall use its reasonable best efforts to respond (with the assistance of Parent) as promptly as practicable to any comments of the SEC with respect thereto. Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Proxy Statement and Schedule 13E-3, including, but not limited to, furnishing to the Company any and all information regarding Parent and Merger Sub and their respective

Affiliates as may be required to be disclosed therein as promptly as possible after the date hereof. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3 or for additional information and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Merger or Schedule 13E-3.
          (b) If, at any time prior to the Company Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary, Parent or Merger Sub, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, with Parent’s cooperation, any necessary amendment or supplement to the Proxy Statement.
          (c) The Company shall, as soon as practicable following the date of this Agreement, but subject to the penultimate sentence of this Section 6.1(c), duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the “Company Stockholders’ Meeting”) for the purpose of seeking the Company Stockholder Approval; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Stockholders’ Meeting with the consent of Parent, (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable period of time in advance of the Company Stockholders’ Meeting or (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient             shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to such holders as promptly as practicable after the date of this Agreement; provided that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date or, in the event the Company is continuing to engage in activities described in Section 6.4(a)(ii) with respect to a Takeover Proposal submitted by an Excluded Party prior to the No-Shop Period Start Date, the Cut-off Date. Subject to Section 6.4, the Proxy Statement shall include the Company Recommendation and the Company Board shall take all reasonable lawful action to solicit the Company Stockholder Approval.
          6.2 Other Filings.
          (a) Subject to the terms and conditions of this Agreement, as soon as practicable following the date of this Agreement, the Company, Parent and Merger Sub each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or other Law relating to the Merger (collectively, the “Other Filings”). Each of the Company, Parent and Merger Sub shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Parent and Merger Sub shall supply the other with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Parent and Merger Sub each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate.
          (b) Without limitation of Section 6.2(a), Parent and the Company shall (i) not later than fifteen (15) Business Days after the date hereof, make the filings required of such party under the HSR Act with respect to the Transaction, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in respect of such filings or the Transaction and (iii) cooperate with the other in connection with making any filing under the HSR Act or any other Law in connection with any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity under the HSR Act or any other Law with respect to the Transaction. Each of Parent and the Company shall, and Parent shall cause Merger Sub and the Company shall cause each Company Subsidiary to, use its reasonable best efforts to obtain the termination of all waiting periods under the HSR Act and not to extend any waiting period under the HSR Act. Prior to the termination of this Agreement, each party hereto shall prosecute, cooperate in and defend against any litigation instituted by the Federal Trade Commission or the Department of Justice or any other Governmental Entity that seeks to restrain or prohibit the consummation of the Transaction.
          6.3 Reasonable Best Efforts. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ right and duty to act in a manner consistent with their fiduciary duties, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and to cooperate with each other in connection with the foregoing, including the taking of such actions as are reasonably necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any Governmental Entities and any private third party listed in Section 6.3 of the Company Disclosure Schedule, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Merger, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Entity, and to use its reasonable best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger.
          6.4 Solicitation; Change in Recommendation.
          (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 12:01 p.m. (New York City time) on the fortieth (40th) day following the date of this

Agreement (the “No-Shop Period Start Date”), the Company and the Company Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, Affiliates and other representatives (collectively, “Representatives”) shall have the right to: (i) initiate, solicit and encourage Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that are reasonably expected to lead to a Takeover Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that the Company shall promptly (and, in any event within twenty-four (24) hours) provide to Parent any material non-public information concerning the Company or the Company Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in, and maintain discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.
          (b) Except as permitted by this Section 6.4, the Company shall and shall cause each of the Company Subsidiaries and their respective Representatives to, on the No-Shop Period Start Date, (i) immediately cease and cause to be terminated any and all activities, solicitations, encouragement, discussions or negotiations with any Persons conducted prior to the execution of this Agreement by the Company, the Company Subsidiaries or any of their Representatives with respect to any Takeover Proposal, and (ii) request any such Person to promptly return or destroy all confidential information concerning the Company and the Company’s Subsidiaries. Except as permitted by this Section 6.4, from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall cause each of the Company Subsidiaries and their respective Representatives not to, directly or indirectly, (A) solicit, initiate, or knowingly facilitate, cooperate with or encourage (including by way of furnishing non-public information or data) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise knowingly participate in any discussions or negotiations regarding, or furnish to any other party information or data in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal, (C) enter into any letter of intent, agreement, contract or agreement in principle with respect to a Takeover Proposal or (D) enter into any agreement, contract or agreement in principle requiring the Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Transaction. No later than two (2) Business Days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each party (including any Excluded Party) that submitted a Takeover Proposal prior to the No-Shop Period Start Date and shall promptly provide to Parent a written summary of the material terms of any such Takeover Proposal (including the identity of the Person making the Takeover Proposal). The parties agree that, notwithstanding the commencement of the obligations of the Company under this Section 6.4(b) on the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 6.4(a)(ii) with respect to a Takeover Proposal submitted by an Excluded Party prior to the No-Shop Period Start Date until 12:01 p.m. (New York City time) on the 20th day following the No-Shop Period Start Date (the “Cut-

off Date”) including with respect to any amended or revised proposal submitted by such Excluded Party on or before the Cut-off Date.
          (c) Notwithstanding anything to the contrary contained in Section 6.4(a) or 6.4(b), if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, (i) the Company or any of its Representatives is in receipt of a bona fide written Takeover Proposal from any Person, which Takeover Proposal is made or renewed on or after the No-Shop Period Start Date and has not been subsequently withdrawn, (ii) the Company has not breached this Section 6.4, (iii) the Company Board determines in good faith, (a) after consultation with independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (b) after consultation with outside legal counsel, that failure to take the action set forth in clauses (x) or (y) below would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons that has made such Takeover Proposal; provided that the Company shall promptly provide to Parent (and in any event within twenty-four (24) hours) any nonpublic information concerning the Company or the Company Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal; provided, further that the Company shall promptly provide to Parent (and in any event within twenty-four (24) hours) (i) a copy of any Takeover Proposal made in writing provided to the Company or any Company Subsidiary, and the identity of the Person making the Takeover Proposal and (ii) a written summary of the material terms of any such Takeover Proposal not made in writing. From and after the date hereof, the Company shall not grant any amendment, release or waiver under any standstill agreement without the prior written consent of Parent.
          (d) Following the No-Shop Period Start Date, the Company shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Takeover Proposal (whether made before or after the No-Shop Period Start Date) on a current basis (and in any event within twenty-four (24) hours) and shall notify Parent of the status of such Takeover Proposal. The Company agrees that neither it nor any of the Company Subsidiaries will enter into any agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.4.
          (e) Except as expressly permitted by this Section 6.4(e) or Section 6.4(f), the Company Board shall not (i)(A) fail to recommend to its stockholders that the Company Stockholder Approval be given (the “Company Recommendation”) or fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal or (E) enter into any contract or agreement in principle requiring the Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Transaction (actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than (x) an Acceptable Confidentiality Agreement or (y) an agreement to reimburse the reasonable out of pocket expenses of any Person (not to exceed $1,000,000, in the aggregate for all such Persons) that submits a Takeover Proposal that the Company Board determines pursuant to this Section 6.4 constitutes or would reasonably be expected to lead to a Superior Proposal or that submits a Takeover Proposal and thereafter, in response to such Takeover Proposal, Parent revises any of the material terms of this Agreement, provided that such expense reimbursement is only payable to such Person in the event the Company does not enter into a Company Acquisition Agreement with respect to such Superior Proposal due to the fact that the Company Board determines that pursuant to this Section 6.4 the Takeover Proposal submitted by such Person no longer constitutes a Superior Proposal or Parent revised the terms of this Agreement and/or the Financing Commitment such that it caused such Superior Proposal to no longer constitute a Superior Proposal (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 8.1(e). Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, but not after, if the Company is in receipt of a bona fide written Takeover Proposal that the Company Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, constitutes a Superior Proposal, after (in each case) giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent (including pursuant to clause (iii) below) and after consultation with outside legal counsel, the Company Board determines in good faith, that the failure to take the action set forth in clauses (x) or (y) below would reasonably be expected to result in a breach of its fiduciary duties under applicable Law, then the Company Board may (x) make a Company Adverse Recommendation Change or (y) terminate this Agreement and enter into a Company Acquisition Agreement with respect to such Superior Proposal, provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee and the Parent’s Expenses and otherwise complies with the provisions of Section 8.1(e) and Section 8.3; and provided further that the Company Board may not withdraw, modify or amend the Company Recommendation in a manner adverse to Parent pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) the Company shall not have breached this Section 6.4 and (B):
          (i) such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

          (ii) the Company has given Parent at least two (2) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided a copy of each of the relevant proposed transaction agreements to be entered into by the Company with the party making such Superior Proposal;
          (iii) prior to effecting such Company Adverse Recommendation Change or terminating this Agreement to enter into a Company Acquisition Agreement with respect to such Superior Proposal, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement and/or the Financing Commitment such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; and
          (iv) in the event of any material change to the terms of such Superior Proposal, the Company shall, in each case, be required to deliver to Parent a new written notice (which notice shall specify the change in the material terms and conditions of any such Superior Proposal) and contemporaneously provide a copy of each of the relevant proposed transaction agreements to be entered into by the Company with the party making such Superior Proposal, the notice period shall have recommenced and the Company shall be required to comply with its obligations under this Section 6.4 with respect to such new written notice;
provided, however, that if (A) the Company receives any Takeover Proposal pursuant to which the stockholders of the Company would be entitled to receive 110% or more of the Per Share Merger Consideration, and (B) the Board determines that such Takeover Proposal constitutes a Superior Proposal, then the rights and obligations of the parties pursuant to the immediately preceding Section 6.4(e)(y)(B)(iii) and Section 6.4(e)(y)(B)(iv) shall not apply; provided, further, however, for purposes of determining whether or not a Takeover Proposal shall have satisfied the provisions of clause (A) above, the Board must either compare (1) the initial Takeover Proposal to the Per Share Merger Consideration reflected in this Agreement, or (2) the then current Takeover Proposal to the then current Per Share Merger Consideration proposed by the Parent, as applicable. For the avoidance of doubt, nothing in this Section 6.4(e) shall prevent or preclude Parent from proposing to revise the terms of this Agreement or taking any actions relating thereto.
          (f) Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, but not after, the Company may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (“Change of Recommendation”) in response to an Intervening Event if the Company Board has determined in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action, (x) the Company Board has given Parent at least two (2) Business Days’

prior written notice of its intention to take such action, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement or the Financing Commitment in such a manner that would obviate the need for taking such action and (z) following the end of such notice period, the Company Board shall have considered in good faith any changes to this Agreement and the Financing Commitment proposed in writing by Parent, and shall have determined in good faith, after consultation with outside legal counsel, that failure to effect a Change of Recommendation would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable Law.
          (g) Nothing in this Section 6.4 shall prohibit the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law; provided that the Company Board shall not recommend that the Company stockholders tender their shares of Company Common Stock in connection with a tender or exchange offer (or otherwise approve or recommend any Takeover Proposal) unless such tender or exchange offer constitutes a Superior Proposal and the applicable requirements of this Section 6.4 shall have been satisfied.
          (h) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and its Subsidiaries equal to more than 20% of the Company’s consolidated assets or to which more than 20% of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of more than 20% of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 20% of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is more than 20%; in each case, other than the Transaction.
          (i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal that the Company Board has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, after taking into account all legal, regulatory, timing, breakup fee and expense reimbursement provisions of the proposal, the Person making the proposal and the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein), and that if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise), provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”
          (j) As used in this Agreement, “Excluded Party” shall mean any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement), from whom the Company has received a Takeover Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that, on or before the No-Shop Period Start Date, the Company Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal, and which Takeover Proposal has not been rejected or withdrawn as of the No-Shop Period Start Date. Further, on the No-Shop Period Start Date, in addition to the information required to be provided pursuant to this Section 6.4, the Company shall identify for Parent which Persons submitting Takeover Proposals have been determined by the Company Board to be an Excluded Party and a summary of the reasons for such determination. Notwithstanding anything contained in this Section 6.4 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement upon the earlier of (x) twenty (20) days after the No-Shop Period Start Date and (y) immediately at such time as such Takeover Proposal made by such party is withdrawn, terminated, expires or no longer constitutes or would reasonably be expected to result in a Superior Proposal; provided, however, that a material change in or adjustment of a Takeover Proposal shall not be considered a withdrawal or termination for the purposes of this Section 6.4.
          (k) For purposes of this Section 6.4, to the extent permitted by applicable Law, the Company Board may act through the Special Committee, if the Special Committee is still in existence.
          6.5 Officers’ and Directors’ Indemnification.
          (a) In the event of any threatened or actual claim, action, suit, demand proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries (each, together with such Person’s heirs, executors and administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement, any agreement or document contemplated hereby or delivered in connection herewith, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising at or before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless and, from and after the Effective Time, the Surviving Corporation and Parent, jointly and severally, shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each Indemnified Party against any and all losses, claims, damages, liabilities, costs, reasonable and documented expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding, inquiry or investigation, and, in the event of any such threatened or actual claim, action, suit, proceeding, inquiry or investigation (whether asserted or arising at or before or after the Effective Time), (A) the Company and, after the Effective Time, the Surviving Corporation and Parent shall promptly pay the reasonable and documented expenses in advance of the final disposition of any such threatened or actual claim, action, suit, demand, proceeding, inquiry or investigation to each Indemnified Party upon receipt of an undertaking by or on behalf of such Indemnified Party if required by Law to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified therefor, (B) the Indemnified Parties may retain one counsel satisfactory to them, and the Company and, after the Effective Time, the Surviving Corporation and Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties within twenty (20) days after statements therefor are received, and (C) the Company and, after the Effective Time, the Surviving Corporation and Parent will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that the Company, the Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by such entities of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Any Indemnified Party wishing to claim indemnification under this Section 6.5, upon learning of any such threatened or actual claim, action, suit, demand, proceeding or investigation, shall promptly notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company and the Surviving Corporation and Parent except to the extent, if any, such failure to promptly notify materially prejudices such party.
          (b) Parent and Merger Sub each agree that all rights to indemnification and advancement of expenses existing in favor of, and all limitations on the personal liability of, each Indemnified Party provided for in Section 6.5(a) above or in the respective certificates of incorporation or bylaws (or other applicable organizational documents) of the Company and the Company Subsidiaries or otherwise in effect as of the date hereof (including through any agreement or arrangement between the Company or any Company Subsidiary, on the one hand, and any director, officer, employee or agent of the Company or any Company Subsidiary, on the other hand) shall survive the Merger and continue in full force and effect for a period of six (6) years from the Effective Time and, at the Effective Time, shall become the joint and several obligations of the Surviving Corporation and any applicable Company Subsidiary; provided, however, that all rights to indemnification, advancement of expenses and limitations on personal liability in respect of any claims (each, a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim. From and after the Effective Time, the Surviving Corporation and each Company Subsidiary also agree to jointly and severally indemnify and hold harmless the present and former officers and directors of the Company and the Company Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and/or one or more Company Subsidiaries and such officers and directors as listed in Section 6.5(b) of the Company Disclosure Schedule.
          (c) For a period of six (6) years after the Effective Time, the Parent and Surviving Corporation shall, at no cost to the beneficiaries thereunder, cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, the Surviving Corporation shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium not in excess of the Base Premium; provided, further, if either the Company or the Surviving Corporation, in each case, in its sole discretion elects, by giving written notice to the other party at least ten (10) days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company or the Surviving Corporation, as applicable, shall purchase a directors’ and officers’ and fiduciary liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors and officers liability policy, and in all other respects shall be comparable to such existing coverage), provided that the premium for such “tail” or “runoff” coverage shall not exceed an amount equal to the Base Premium; provided that if the current policies of directors’ and officers’ liability insurance maintained by the Company cannot be maintained for the Base Premium and such “tail” or “runoff” coverage can only be obtained at an annual premium in excess of the Base Premium, the Surviving Corporation shall maintain the most advantageous “tail” or “runoff” coverage obtainable for an annual premium not in excess of the Base Premium.
          (d) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.5 shall not be terminated or modified in such a manner as to adversely affect any indemnified party to whom this Section 6.5 applies without the consent of each such affected indemnified party. This Section 6.5 is intended for the irrevocable benefit of, and to grant third party beneficiary rights to, the Indemnified Parties and their respective heirs and shall be binding on all successors of the Surviving Corporation. Each of the Indemnified Parties and their respective heirs shall be entitled to enforce the provisions of this Section 6.5.
          (e) In the event that, following the Effective Time, the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, assume the obligations set forth in this Section 6.5.
          6.6 Access to Information; Confidentiality.
          (a) Between the date hereof and the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, (i) furnish Parent with such financial and operating data and other non-privileged information with respect to the business, properties and personnel of the Company and the Company Subsidiaries as Parent may from time to time reasonably request and (ii) use its reasonable best efforts to facilitate reasonable access for Parent and its authorized representatives (including counsel, financial advisors and auditors) during normal business hours, and upon reasonable advance notice, to the Company’s offices and properties; provided that all such access shall be coordinated through the Financial Advisor, in accordance with such reasonable procedures as the Special Committee may establish.
          (b) Prior to the Effective Time, Parent and Merger Sub shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Leonard Green & Partners and the Company dated as of the date of this Agreement (the “Confidentiality Agreement”). Notwithstanding anything to the contrary contained herein, the Company, Parent and Merger Sub hereby agree that in the event of a conflict between the Confidentiality Agreement and this Agreement, the terms and provisions of this Agreement shall control.
          6.7 Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of this Agreement and the Transaction contemplated hereby no later than the opening of trading on Nasdaq on the Business Day following the date on which this Agreement is signed.
          6.8 Revolver Financing. The Company agrees to use its commercially reasonable efforts to provide such assistance as Parent may reasonably request in connection with any replacement, refinancing or amendment of the Revolving Credit Agreement (such replacement or refinancing, the “Replacement Revolver Financing”), including by (i) participating in customary rating agency presentations, (ii) delivering to Parent and financing sources identified by Parent relevant information with respect to the Company and its Subsidiaries (the “Company Information”) and (iii) participating in the negotiation of revolving loan agreements, security agreements and other customary agreements in connection with the Replacement Revolver Financing. In each case, such cooperation shall be undertaken at Parent’s cost and expense, and the Company shall be not be required to provide any such assistance which would unreasonably interfere with its business operations. Further, any such replacement, refinancing or amendment would be conditional upon consummation of the Merger. In addition, at the request of Parent, in lieu of obtaining an amendment to the Revolving Credit Agreement, immediately prior to consummation of the Merger (and conditional upon consummation of the Merger), the Company shall voluntarily terminate all outstanding commitments under the Revolving Credit Agreement and, to the extent the Company has sufficient available cash, repay all amounts outstanding thereunder.
          6.9 Adoption by Parent. Prior to the Effective Time, Parent shall take all requisite action to adopt this Agreement in its capacity as the sole stockholder of Merger Sub.
          6.10 Notification of Certain Matters. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur that, to Parent’s Knowledge or the Company’s Knowledge, as applicable, is reasonably likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any respect that would reasonably give rise to a failure of a condition to Closing in Section 7.2(a) or Section 7.3(a), as applicable, in each case at any time from and after the date of this Agreement until the Effective Time, (b) any material failure of Parent and Merger Sub or the Company, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement that would reasonably give rise to a failure of a condition to Closing in Section 7.2(b) or Section 7.3(b), as applicable, (c) any material notice or other communication received by such party from any Governmental Entity in connection with the Transaction or from any Person alleging that the consent of such Person is or may be required in connection with the Transaction, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (d) any actions, suits, claims, or proceedings commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, such party or its Affiliates which relate to the Transaction. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.10 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

          6.11 Change in Control Offer. Following the Merger, Parent shall cause the Company to comply with Section 3.10 (“Change of Control”) of the Note Indenture and Section 4.1 (“Merger and Consolidation”) of the Note Indenture.
          6.12 Backstop Commitment Letter. On or prior to the Effective Time, the Guarantors shall provide a backstop commitment letter to provide the funds required to comply with Section 3.10 (“Change of Control”) of the Note Indenture.
          6.13 Stock Option Agreements. Prior to the Effective Time, the Company shall use its commercially reasonable best efforts to obtain all agreements or consents necessary for each Company Stock Option to be canceled at the Effective Time pursuant to, and as provided in, Section 2.1(d)(i).
          6.14 Warrant Amendments. Prior to the Effective Time, the Company shall use its commercially reasonable best efforts to obtain all agreements or modifications necessary for each Company Warrant to be canceled at the Effective Time pursuant to, and as provided in, Section 2.1(e).
          6.15 Note Indenture. The Company shall take, and shall cause each “Subsidiary Guarantor” (as defined in the Note Indenture) to take, all necessary action prior to Closing to consummate the Transaction in compliance with Section 4.1 (“Merger and Consolidation”) of the Note Indenture, including, by delivering, at the Closing, all necessary officers certificates, legal opinions and supplemental indentures referenced in Section 4.1 (“Merger and Consolidation”) of the Note Indenture.
          6.16 Employee Benefits Matters.
          (a) On and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employment agreements and all bonus, retention and severance obligations, of the Company or any Subsidiary, all of which are listed in Sections 3.18 or 3.21 of the Company Disclosure Schedule, except as may otherwise be agreed to by the parties thereto, and the Company or Parent shall pay at the Effective Time to the applicable officers and employees listed in Section 3.21 of the Company Disclosure Schedule, any amounts with respect to such agreements and obligations that are payable by their terms at the Effective Time or upon consummation of the Merger.
          (b) During the period commencing at the Effective Time and ending one (1) year following the Effective Time, Parent shall cause the Surviving Corporation to provide the employees of the Company and the Company Subsidiaries who remain employed by the Surviving Corporation, Parent or their subsidiaries after the Effective Time with at least the types and levels of employee benefits (including contribution levels but excluding any equity or equity-based compensation arrangements) which are substantially similar in value to those maintained by them from time to time for similarly-situated employees. Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of such employees with the Company or the Company Subsidiaries attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation or their subsidiaries for purposes of eligibility to participate, vesting and for other appropriate benefits, including applicability of minimum waiting periods for participation. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, treat any such employees as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition (except to the extent so treated under the Company’s corresponding plans), and any deductibles and co-pays paid under any of the Company’s or any of the Company Subsidiaries’ health plans for the year of the Effective Time shall be credited towards deductibles and co-pays for the year of the Effective Time under the health plans of Parent or the Surviving Corporation. Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to make appropriate arrangements with its insurance carrier(s) to ensure such results.
          (c) After the Effective Time, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Programs in accordance with the terms thereof.
          (d) Notwithstanding anything in this Agreement to the contrary, nothing contained herein shall (i) be treated as an amendment of any particular Program, (ii) give any third party, including any employee of the Company, any right to enforce the provisions of this Agreement (including this Section 6.15), (iii) obligate the Surviving Corporation, Parent or any of their subsidiaries to (A) maintain any particular benefit plan, program, policy or arrangement or (B) retain the employment of any particular employee or (iv) limit the Surviving Corporation’s, Parent’s or any of their subsidiaries’ ability to amend any particular benefit plan, program, policy or arrangement of the Surviving Corporation or terminate an employee.
          6.17 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be required to cause dispositions of Company Common Stock, Company Stock Options and Company Restricted Shares pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt from Section 16(b) of the Exchange Act by reason of Rule 16b-3 under the Exchange Act.
ARTICLE VII
Conditions to the Merger
          7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by Law), at or prior to the Effective Time, of each of the following conditions:
          (a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.
          (b) Other Regulatory Approvals. All material approvals, authorizations and consents of any Governmental Entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated. Any waiting period under the HSR Act applicable to the Merger or the Transaction shall have expired or early termination thereof shall have been granted.
          (c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger; provided, however, that prior to a party asserting this condition such party shall have used its commercially reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.
          7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent at or prior to the Effective Time:
          (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct (determined without regard to any materiality, Company Material Adverse Effect or similar qualification contained in any representation or warranty) on and as of the Closing Date, as if made on and as of such date (except to the extent a representation or warranty is made as of a date other than the Closing Date, in which case such representation or warranty shall be true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, except with respect to (i) the representations and warranties in Sections 3.1(a), 3.2, 3.3, 3.7(b) and 3.15, which shall be true and correct in all material respects (determined without regard to any materiality or similar qualification contained in any such representation or warranty) and (ii) the representations and warranties in (x) Section 3.6(b) and (y) Section 3.9(a)(ii) relating to the absence of a Company Material Adverse Effect, each of which shall be true and correct in all respects. Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.
          (b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.
          (c) Contribution Agreement. The transactions contemplated by the Contribution Agreement shall have been consummated.
          (d) Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, occurrence, development or circumstance which, individually or in the aggregate, constitutes or could reasonably be expected to result in, a Company Material Adverse Effect.

          (e) Certificate. At the Effective Time, the Company shall furnish to Parent and Merger Sub an affidavit stating, under penalty of perjury, that the Company is not and has not been a United States real property holding corporation at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (f) Provider Numbers and Licenses. Each of the Medicare provider numbers and acute care hospital licenses of the Company and the Company Subsidiaries shall remain in effect.
          (g) No Notice of Termination. No notice of termination under 42 C.F.R. § 489.53(c) has been given by the Centers for Medicare & Medicaid Services or the California Department of Public Health with respect to Alta Los Angeles Hospitals, Inc. db/a as Norwalk Community Hospital and Los Angeles Community Hospital.
          (h) Stock Option Agreements. The Company shall have obtained the Stock Option Agreements.
          (i) Warrant Amendments. The Company shall have obtained the Warrant Amendments.
          7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:
          (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) at and as of the Closing Date, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the Closing Date, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated the Closing Date, to the foregoing effect.
          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated as of the Closing Date, to the foregoing effect.

ARTICLE VIII
Termination, Amendment and Waiver
          8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the receipt of Company Stockholder Approval (except as otherwise expressly noted):
          (a) by the mutual written consent of Parent, Merger Sub and the Company;
          (b) by either of the Company, on the one hand, or Parent or Merger Sub, on the other hand, by written notice to the other, if:
          (i) upon a vote taken thereon at a duly held meeting of holders of the Company Common Stock (or at any adjournment or postponement thereof), held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to the Company if the failure to obtain the Company Stockholder Approval was primarily due to the breach or failure of the Company to perform in a material respect any of its obligations under this Agreement;
          (ii) any Governmental Entity of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Transaction, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or
          (iii) the consummation of the Merger shall not have occurred on or before February 15, 2011 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a party if the failure of the Merger to be consummated before the End Date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement;
          (c) by written notice from Parent to the Company, if (A) at any time the representations and warranties of the Company contained in this Agreement become untrue or inaccurate or the Company breaches or fails to perform any of its agreements or covenants contained in this Agreement, and which such inaccuracy, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Company, or if capable of being cured, shall not have been fully cured within twenty (20) days following receipt by the Company of written notice of such inaccuracy, breach or failure to perform from Parent (or, if earlier, the End Date); provided that such occurrence or circumstance shall not have resulted from or been caused by either (x) the material breach or failure to perform of Parent or Merger Sub, in any material respect, of any of their respective agreements or covenants contained in this Agreement, or (y) the failure of any representation or warranty of Parent or Merger Sub contained in this Agreement to be true and correct, in any material respect (without giving effect to any other limitation therein as to materiality, Company Material Adverse Effect or similar qualification contained in any representation and warranty); or (B) the Company breaches or fails to perform any of its obligations under Section 6.4, which breach or failure to perform, if curable by the Company, shall not have been fully cured by the Company within five (5) days following receipt by the Company of written notice of such breach or failure to perform from Parent;
          (d) by written notice from the Company to Parent if at any time the representations and warranties of Parent or Merger Sub contained in this Agreement become untrue, inaccurate or Parent or Merger Sub breaches or fails to perform any of their agreements or covenants contained in this Agreement, and which such inaccuracy, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3 and (ii) cannot be cured by Parent or Merger Sub, or if capable of being cured, shall not have been fully cured within twenty (20) days following receipt by Parent or Merger Sub of written notice of such inaccuracy, breach or failure to perform from the Company (or, if earlier, the End Date); provided that such occurrence or circumstance shall not have resulted from or been caused by either (x) the material breach or failure to perform of the Company, in any material respect, of any of its agreements or covenants contained in this Agreement, or (y) the failure of any representation or warranty of the Company contained in this Agreement to be true and correct, in any material respect (without giving effect to any other limitation therein as to materiality, Company Material Adverse Effect or similar qualification contained in any representation and warranty);
          (e) by written notice from the Company to Parent, prior to the receipt of the Company Stockholder Approval, in order to concurrently enter into a Company Acquisition Agreement with respect to a Superior Proposal if (i) the Company has complied in all respects with the requirements of Section 6.4 and (ii) prior to or concurrently with such termination, the Company pays the Termination Fee and Parent’s Expenses under Section 8.3; or
          (f) by written notice from Parent or Merger Sub to the Company, if (A) the Company Board shall have failed to include the Company Recommendation in the Proxy Statement or shall have effected a Company Adverse Recommendation Change; (B) the Company Board shall have effected a Change of Recommendation; (C) the Company Board shall have failed to recommend against any publicly announced Takeover Proposal and reaffirm the Company Recommendation, in each case, within ten (10) Business Days following the public announcement of such Takeover Proposal and in any event at least two (2) Business Days prior to the Company Stockholders’ Meeting; (D) the Company enters into a Company Acquisition Agreement; or (E) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing.
For purposes of this Section 8.1, to the extent permitted by applicable Law, the Company Board may act through the Special Committee, if the Special Committee is still in existence.
          8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Merger Sub or the Company and their respective directors, officers, employees, partners, members or stockholders and all rights and obligations of any party hereto shall cease, provided that (i) the agreements contained in Sections 6.6(b), 6.7, 8.2, 8.3 and Article IX of this Agreement, the Financing Commitment (in accordance with its terms) and the Fund Guarantee (in accordance with its terms), shall survive any termination of this Agreement and (ii) that nothing contained herein shall relieve any party from liabilities or damages suffered by the other parties hereto arising out of any willful breach arising prior to termination or fraud by such breaching party.
          8.3 Fees and Expenses.
          (a) In the event that:
          (i) (A) a Takeover Proposal shall have been made, proposed or communicated after the date hereof and not withdrawn prior to the Company Stockholders’ Meeting or prior to the termination of this Agreement if there has been no Company Stockholders’ Meeting, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(c) and (C) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Takeover Proposal and such Takeover Proposal is consummated (in each case whether or not the Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided that for purposes of clause (C) of this Section 8.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or
          (ii) this Agreement is terminated by the Company pursuant to Section 8.1(e); or
          (iii) this Agreement is terminated by Parent pursuant to Section 8.1(f); then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(a), the Company shall pay to Parent all Parent’s Expenses and the Termination Fee, in each case, by wire transfer (instructions for which have been provided to the Company on the date hereof) of same day funds (x) in the case of Section 8.3(a)(iii), within two (2) Business Days after such termination, (y) in the case of Section 8.3(a)(ii), prior to or concurrently with such termination or (z) in the case of Section 8.3(a)(i), two (2) Business Days after the consummation of a Takeover Proposal; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $6,200,000 (the “No-Shop Termination Fee”); except in the event that this Agreement is terminated by the Company pursuant to Section 8.1(e) in order to enter into (I) prior to the No-Shop Period Start Date, a definitive agreement with respect to a Takeover Proposal or (II) prior to the Cut-off Date, a definitive agreement with respect to a Takeover Proposal with an Excluded Party, which in either case, the Termination Fee shall mean a cash amount equal to $3,600,000 (the “Go-Shop Termination Fee”). In the event that this Agreement is terminated pursuant to Section 8.1(b)(i) or Section 8.1(c) all of the Parent’s Expenses shall be paid by the Company to Parent by wire transfer of same day funds within two (2) Business Days after such termination; provided, that, the payment of the expense reimbursement pursuant to this sentence shall not be deemed to relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to this Section 8.3. The Company shall not be required to pay more than an aggregate of $2,250,000 in Parent’s Expenses pursuant to this Section 8.3(a).
(b) Each of the parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transaction, and that without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or Merger Sub commences an Action which results in a judgment against the Company for the payments set forth in this Section 8.3, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. For the avoidance of doubt, any payments required to be made by the Company to Parent pursuant to this Section 8.3(b) shall not be subject to the cap on Parent’s Expenses set forth in Section 8.3(a) above.
          8.4 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after the adoption of this Agreement by holders of the Company Common Stock; provided, however, that after any such adoption, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.
          8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

ARTICLE IX
General Provisions
          9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date and time delivered or sent if delivered personally or sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the parties by like notice):
(a)  if to Parent or Merger Sub:
c/o Leonard Green & Partners, L.P.
11111 Santa Monica Blvd., #2000
Los Angeles, CA 90025
Attention: John Baumer
Facsimile: (310) 954-0404
with a copy to (which shall not constitute notice):
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention: Howard Sobel
                 John Giouroukakis
Facsimile: (212) 751-4864
(b)  if to the Company:
Prospect Medical Holdings, Inc
10780 Santa Monica Blvd., Suite 400
Los Angeles, CA 90025
Attention: General Counsel
Facsimile: (310) 943-4501
with copies to (which shall not constitute notice):
Troy & Gould, P.C.
1801 Century Park East, Suite 1600
Los Angeles, CA 90067
Attention: William Gould
                 Dale E. Short
Facsimile: (310) 789-1459

Locke Lord Bissell & Liddell, LLP
300 South Grand Avenue, Suite 2600
Los Angeles, CA 90071
Attention: Neal H. Brockmeyer
Facsimile: (213) 341-6774
          9.2 Certain Definitions. For purposes of this Agreement, the term:
          “1998 Plan” means the Prospect Medical Holdings, Inc. 1998 Stock Option Plan.
          “Acceptable Confidentiality Agreement” means any confidentiality and standstill agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreements need not prohibit the submission of Takeover Proposals or amendments thereto to the Company.
          “Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.
          “Business Day” means the twenty four (24) hour period of any day other than (a) a Saturday or Sunday or (b) a day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.
          “Company’s Knowledge” means the actual (and not the constructive or imputed) knowledge of those individuals identified in Section 9.2 of the Company Disclosure Schedule.
          “Company Equity Incentive Plans” means all employee equity incentive plans or arrangements of the Company.
          “Company Material Adverse Effect” means, with respect to the Company, an effect, event, occurrence, development or change, individually or in the aggregate with all other effects, events, occurrences, developments and changes, which has a material adverse effect on the business, assets, results of operations, or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole, or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, other than effects, events, occurrences, developments or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy or securities, capital or financial markets generally, including changes in interest or exchange rates, (b) general changes or developments in political or economic conditions within the industry or industries in which the Company and the Company Subsidiaries operate, (c) changes in GAAP or the interpretation thereof after the date hereof, (d) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, lenders, partners or employees, (e) acts of God, acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (f) the implementation, amendment or repeal of the Patient Protection and Affordable Care Act or any legal challenge or judicial ruling related thereto, (g) changes in and of themselves in the credit ratings applicable to the Company (it being understood and agreed that the facts and circumstances giving rise to such changes in the credit ratings applicable to the Company may be taken into account when determining whether there has been a Company Material Adverse Effect), (h) any decline in the market price, or change in trading volume of the

Company Common Stock or any failure to meet internal or published projections, forecasts or revenue or earnings predictions (it being understood and agreed that the facts and circumstances giving rise to such decline in the market price, change in trading volume of the Company Common Stock or any failure to meet internal or published projections, forecasts or revenue or earnings predictions may be taken into account when determining whether there has been a Company Material Adverse Effect) or (i) the survey being conducted as of the date of this Agreement by the California Department of Public Health on behalf of the Centers for Medicare & Medicaid Services with respect to Alta Los Angeles Hospitals, Inc. db/a as Norwalk Community Hospital and Los Angeles Community Hospital (it being understood and agreed that the facts and circumstances giving rise to such survey may be taken into account when determining whether there has been a Company Material Adverse Effect), except, in the case of clauses (a), (b), (c) and (e) for any effect, event, development or change that in a materially disproportionate way adversely affects the Company and the Company Subsidiaries when compared to other Persons operating in the industry or industries in which the Company and the Company Subsidiaries operate. Without limitation of clause (d) of the preceding sentence, for purposes of determining whether a Company Material Adverse Effect has arisen from or been contributed to by the termination, non-renewal or adverse modification of contracts, formations, renewals and favorable modifications of contracts shall also be taken into account.
          “Company Party” means, with respect to the Company and any Company Subsidiary, any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing.
          “Company Warrants” means all warrants to acquire shares of Company Common Stock.
          “Company Stock Options” means all outstanding options to purchase shares of Company Common Stock under any Company Equity Incentive Plan.
          “Credit Facilities” means the (i) Note Indenture, (ii) Credit Agreement, dated April 14, 2009, between Brotman Medical Center, Inc. and Gemino Healthcare Finance, LLC, (iii) Loan Agreement, dated July 9, 2008, between Brotman Medical Center, Inc., as borrower, and JHA West 16, LLC, as lender, as amended, and (iv) Loan Agreement, dated July 9, 2008, between Brotman Medical Center, Inc., as borrower, and JHA East 7, LLC, as lender, as amended.
          “Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.
          “Environmental Laws” means any federal, state or local Law relating to the pollution, protection, or restoration of the Environment, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of, or exposure to, Hazardous Materials.
          “Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible into or exchangeable or exercisable therefor.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA Affiliate” means an Affiliate of the Company if it is considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(C).
          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
          “Fund Guarantee” means that certain Guarantee executed by the Guarantors, dated as of the date hereof, and attached as Exhibit C hereto.
          “GAAP” means generally accepted accounting principles as applied in the United States.
          “Guarantors” means Green Equity Investors V, L.P., a Delaware limited partnership and Green Equity Investors Side V, L.P., a Delaware limited partnership.
          “Hazardous Materials” means any material, substance or waste that is listed, classified, regulated, characterized or otherwise defined as “hazardous,” “toxic,” “radioactive,” a “pollutant,” or a “contaminant” (or words of similar intent or meaning) under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, urea formaldehyde insulation, toxic mold, polychlorinated biphenyls, flammable or explosive substances, or pesticides.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.
          “Indebtedness” means, with respect to any Person, without duplication, (A) all indebtedness of such Person for borrowed money, whether secured or unsecured, (B) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (C) all capitalized lease obligations of such Person, (D) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) and (E) all guarantees of such Person of any such Indebtedness of any other Person.
          “Intervening Event” means a material event or circumstance relating to the business, results of operations, assets or financial condition of the Company and the Company Subsidiaries taken as a whole that was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known to or reasonably foreseeable by the Company Board as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Company Board prior to the time at which the Company receives the Company Stockholder Approval; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.
          “IRS” means the United States Internal Revenue Service.
          “Law” or “Laws” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any United States federal, state or local or foreign governmental or regulatory agency, commission, court, body, entity or authority.
          “Material Contract” means any contact, agreement, commitment, arrangements, leases, and other instruments to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary or any of their respective properties or assets is bound that:
                    (A) was filed or required to be filed by the Company as a “material contract” since September 30, 2009, as part of the Filed SEC Documents pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K and that are to be performed in whole or in part at or after the date of this Agreement;
                    (B) except for ordinary course service contracts consistent with past practices, contains covenants of the Company or any Company Subsidiaries that limit in any material respect the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, could restrict the ability of the Surviving Corporation or any of its Affiliates outside of the ordinary course of business) to compete in any line of business, any type of product or service, in any channel of distribution or field of commercial endeavor, in any geographic area, or to sell, supply or distribute any service or product;
                    (C) is a joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;
                    (D) individually or in the aggregate with other contracts, that would accelerate payment obligations, performance deadlines, or modify or accelerate any other material obligation due to the Merger or the Transaction in excess of $250,000 in the aggregate;
                    (E) is a collective bargaining agreement or similar agreement;
                    (F) pursuant to which the Company or any Company Subsidiary has Indebtedness outstanding (or commitments in respect of Indebtedness) in an amount in excess of $2,500,000 outstanding (other than intercompany indebtedness);
                    (G) involves contract licensing or otherwise specifically concerning intellectual property (except for non-exclusive, commercially available, off-the-shelf software programs for which the Company and the Company Subsidiaries, taken as a whole, pay an annual fee of less than $250,000) that is material to the business of the Company and the Company Subsidiaries, taken as a whole;
                    (H) accounted for aggregate revenue to the Company or any Company Subsidiary of more than $5,000,000 during the Company’s 2009 fiscal year;

                    (I) was entered into after September 30, 2009 or is not yet consummated involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person (other than acquisitions or dispositions of supplies and inventory in the ordinary course of business consistent with past practice) for aggregate consideration under such contract in excess of $500,000 excluding indemnification, “earn-out” or other contingent obligations;
                    (J) with respect to any acquisition, divesture, merger or similar transaction that contains “earn-out” or other contingent purchase price obligations that are expected to result in payments in excess of $500,000;
                    (K) that involves any agency or department of the United States federal government for the purchase of goods and/or services from the Company or any Company Subsidiary which would reasonably be expected to result in payments to the Company or any Company Subsidiary; or
                    (L) that prohibit the payment of dividends or distributions in respect of the common stock of the Company or any Company Subsidiary, prohibit the pledging of the common stock of the Company or any Company Subsidiary or prohibit the issuance of guarantees by any wholly owned Company Subsidiary.
          “Nasdaq” means the Nasdaq Global Market or the Nasdaq Stock Market LLC, as appropriate.
          “Note Indenture” shall mean that certain Indenture, dated as of July 29, 2009, among the Company, certain Company Subsidiaries and U.S. Bank National Association, and the 12¾% Senior Secured Notes due 2014 issued thereunder.
          “Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, an effect, event, occurrence, development or change which materially adversely affects the ability of Parent or Merger Sub to perform their obligations hereunder or to consummate the Merger and the other transactions contemplated hereby.
          “Parent Party” means, collectively, with respect to Parent and Merger Sub, their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing.
          “Parent’s Expenses” means all reasonable documented third-party out-of-pocket fees and expenses incurred by Parent and its Affiliates at any time after March 1, 2010 and prior to the termination of this Agreement in connection with the Transaction and the preparation and negotiation of this Agreement, including all reasonable fees and expenses of counsel, investment banking firms, financial advisors, accountants, experts and consultants to Parent and its Affiliates.

          “Parent’s Knowledge” shall mean the actual (and not the constructive or imputed) knowledge of John Baumer and Alyse Wagner.
          “Permits” means all licenses, permits, registrations, accreditations, provider numbers, certificates, consents, orders, approvals and other authorizations from, all federal, state, local and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, presently required or necessary to own or lease, as the case may be, and to operate each of Company and the Company Subsidiaries respective properties and to carry on each of Company and the Company Subsidiaries respective businesses.
          “Permitted Liens” means: (A) zoning or other restrictions, easements, rights-of-way, title exceptions, defects, liens, imperfections of title, restrictive covenants and other matters of record affecting the Owned Real Property (provided that they were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such Owned Real Property or the Company’s or the Company Subsidiaries’ operation of their respective businesses as currently operated); (B) pledges or deposits by the Company or any of the Company Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice; (C) liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings; (D) statutory liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings; (E) with respect to real property subject to Leases, statutory liens of lessors and liens provided in leases so long as the payment of rent or the performance of obligations under such Leases is not delinquent; (F) liens that have been placed by third parties on the fee title of real property under Leases or on easements affecting Owned Real Property (provided that they were incurred prior to the date hereof and do not, individually or in the aggregate, materially interfere with the use of such real property or the Company’s or the Company Subsidiaries’ operation of their respective businesses as currently operated) and (G) liens, pledges and security interests granted under the Credit Facilities and Revolving Credit Agreement.
          “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
          “Revolving Credit Agreement” means that certain Credit Agreement, dated as of July 29, 2009 among the Company, as borrower, the Royal Bank of Canada, as administrative agent, and the other financial institutions and lenders a party thereto, as amended.
          “SEC” means the Securities and Exchange Commission.
          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Stock Option Agreements” means the agreement or consent of at least eighty percent (80%) of all of the holders of Company Stock Options under the 1998 Plan who hold, in the aggregate, not less than ninety percent (90%) of the total number of Company Stock Options under the 1998 Plan, to cancel, at the Effective Time pursuant to, and as provided in, Section 2.1(d)(i), all of such holders’ Company Stock Options under the 1998 Plan.

          “Subsidiary” means (i) any corporation, partnership, limited liability company, joint venture or other business entity of which a majority of the securities or other interests having ordinary voting power (or in the case of a partnership, more than a majority of the general partnership interests) is beneficially owned directly, or indirectly through one or more intermediaries, or both, by Parent or the Company, as the case may be, and (ii) in the case of the Company, any corporation, partnership, limited liability company, joint venture or other business entity of which the management is otherwise controlled or the right to designate the individual or individuals who own a majority of the securities or other interests is controlled, directly, or indirectly through one or more intermediaries, or both, by the Company.
          “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Taxing authority or any other Person in connection with Taxes, including all attachments thereto and amendments thereof.
          “Taxes” means (i) any and all taxes, levies, imposts, fees, duties, assessments and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, net worth, excise, withholding, ad valorem, stamp, transfer, value added or gains taxes and similar charges and (ii) any liability for amounts described in clause (i) under Treasury Regulation Section 1.1502-6, as a result of transferee liability, as a result of being a member of an affiliated, combined, consolidated or unitary group or as a result of any agreement, implied or express, to indemnify any Person for amounts described in clause (i).
          “Warrant Amendments” means all amendments or modifications necessary for each Company Warrant listed in Item 1 of Section 3.3(f) of the Company Disclosure Schedule to be canceled at the Effective Time pursuant to, and as provided in, Section 2.1(e).
          9.3 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“5330 Filing”	Section 3.13(b)
“Action”	Section 3.8
“Agreement”	Preamble
“Appraisal Rights”	Section 2.4
“Base Premium”	Section 6.5(c)
“Book-Entry Shares”	Section 2.1(c)
“Certificate”	Section 2.1(c)
“Certificate of Merger”	Section 1.2

“Change of Recommendation”	Section 6.4(f)
“Claim”	Section 6.5(b)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“Code”	Section 2.3
“Company”	Preamble
“Company Acquisition Agreement”	Section 6.4(e)
“Company Adverse Recommendation Change”	Section 6.4(e)
“Company Balance Sheet”	Section 3.7(b)
“Company Board”	Recitals
“Company Common Stock”	Recitals
“Company Disclosure Schedule”	Article III
“Company Equity Incentive Plans”	Section 2.1(d)(i)
“Company Information”	Section 6.8
“Company Preferred Stock”	Section 3.3(a)
“Company Recommendation”	Section 6.4(e)
“Company Restricted Shares”	Section 2.1(d)(ii)
“Company SEC Reports”	Section 3.7(a)
“Company Stockholder Agreement”	Recitals
“Company Stockholder Approval”	Section 3.17
“Company Stockholders’ Meeting”	Section 6.1(c)
“Company Stock Options”	Section 2.1(d)(i)
“Company Subsidiaries”	Section 3.1(c)
“Confidentiality Agreement”	Section 6.6(b)
“Contribution Agreement”	Recitals
“Contributing Stockholders”	Recitals
“Cut-off Date”	Section 6.4(b)
“DGCL”	Recitals
“DOL”	Section 3.13(c)
“Dissenting Shares”	Section 2.4
“Effective Time”	Section 1.2
“Employee Programs”	Section 3.13(a)
“Encumbrances”	Section 3.4
“End Date”	Section 8.1(b)(iii)
“Excluded Party”	Section 6.4(j)

“Excluded Shares”	Section 2.1(b)
“Filed SEC Documents”	Article III
“Financial Advisor”	Section 3.15
“Financing”	Section 4.6
“Financing Commitment”	Section 4.6
“Governmental Entity”	Section 3.6
“Go-Shop Termination Fee”	Section 8.3(a)
“Grant Date”	Section 3.3(c)
“Indemnified Parties”	Section 6.5(a)
“Indemnified Party”	Section 6.5(a)
“Health Care Law”	Section 3.26(a)
“HIPAA”	Section 3.26(a)
“Leases”	Section 3.11(b)
“Merger”	Recitals
“Merger Consideration”	Section 2.2(a)
“Merger Sub”	Preamble
“No-Shop Period Start Date”	Section 6.4(a)
“No-Shop Termination Fee”	Section 8.3(a)
“Option Merger Consideration”	Section 2.1(d)(i)
“Other Filings”	Section 6.2
“Owned Real Properties”	Section 3.11(a)
“Parent”	Preamble
“Paying Agent”	Section 2.2(a)
“Paying Agent Agreement”	Section 2.2(a)
“Payment Fund”	Section 2.2(a)
“PBGC”	Section 3.13(c)
“Per Share Merger Consideration”	Recitals
“Programs”	Section 3.26(c)
“Proxy Statement”	Section 6.1(a)
“Privacy and Security Rules”	Section 3.26(g)
“Registered Intellectual Property”	Section 3.22(a)
“Replacement Revolver Financing”	Section 6.8
“Representatives”	Section 6.4(a)
“Sarbanes-Oxley Act”	Section 3.7(d)
“Schedule 13E-3”	Section 6.1(a)

“Securities Laws”	Section 3.7(a)
“Special Committee”	Recitals
“Superior Proposal”	Section 6.4(i)
“Surviving Corporation”	Section 1.1(a)
“Takeover Laws”	Section 3.2(a)
“Takeover Proposal”	Section 6.4(h)
“Termination Fee”	Section 8.3(a)
“Transaction”	Recitals
“Transactions Rule”	Section 3.26(g)
“VCP Filing”	Section 3.13(b)
“WARN Act”	Section 3.14(b)
“Warrant Merger Consideration”	Section 2.1(e)
          9.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.
          9.5 Non-Survival of Representations, Warranties, Covenants and Agreements. Except for Articles I, II and Article IX, Section 6.5 and any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, (a) none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and (b) thereafter no party shall have any rights against another party with respect thereto.
          9.6 Entire Agreement; Specific Performance.
          (a) This Agreement (i) constitutes, together with the Confidentiality Agreement, the Fund Guarantee, the Financing Commitment and the Company Disclosure Letter, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
          (b) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof, and that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing, the Company shall be entitled to an injunction, specific performance and other equitable relief to enforce the Guarantors’ obligations under the Fund Guarantee and the Financing Commitment. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
          9.7 Assignment; Benefit. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Nothing in this Agreement, express or implied, is intended, or shall be deemed, to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (i) the rights of the Indemnified Parties under the provisions of Section 6.5 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and (ii) after the Effective Time, the rights of holders of Company Common Stock to receive the Per Share Merger Consideration and the rights of holders of Company Stock Options, Company Restricted Shares and Company Warrants to receive the amounts specified in Section 2.1(d) and (e).
          9.8 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.
          9.9 Choice of Law; Consent to Jurisdiction.
          (a) This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.
          (b) Each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally (i) consents to submit to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over the matter is vested in the federal courts, any court of the United States located in the State of Delaware, for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby, (ii) agrees not to commence any litigation relating thereto except in such courts, (iii) waives any objection to the laying of venue of any such litigation in such courts and (iv) agrees not to plead or claim in such courts that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (x) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (y) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (x) or (y) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each of Parent and Merger Sub does hereby appoint The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19081 as such agent.
          9.10 Expenses. Except as set forth in Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement or the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.
          9.11 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile or other electronic transmission of any signed original document shall be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile or other electronic transmission by signing a duplicate original document.
          9.12 No Personal Liability of Directors, Officers, Owners, Etc.
          (a) Without limiting the rights of the Parent or Merger Sub under this Agreement, Parent and Merger Sub acknowledge and agree that each of them has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of the Parent or its Affiliates, any of the Company Parties (other than the Company to the extent provided in this Agreement), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Company Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.
          (b) Except as expressly provided in the Fund Guarantee and the Financing Commitment and without limiting the rights of the Company under this Agreement, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of the Company, any of the Parent Parties (other than Parent and Merger Sub to the extent provided in this Agreement), through either Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of either Parent or any other Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.
          9.13 Company Disclosure Schedule. Any fact or combination of facts that has been disclosed in any Section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other Section. The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted or is reasonably expected to result in a Company Material Adverse Effect or is outside the ordinary course of business or that it would otherwise be appropriate to include any such information.
[Remainder of page intentionally left blank]

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IVY HOLDINGS INC.
By:	/s/ John M. Baumer
	Name:	John Baumer
	Title:	President

IVY MERGER SUB CORP.
By:	/s/ John M. Baumer
	Name:	John Baumer
	Title:	President

PROSPECT MEDICAL HOLDINGS, INC.
By:	/s/ Samuel S. Lee
	Name:	Samuel S. Lee
	Title:	Chief Exective Officer